4/18

06012652

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Landesbank Rheinland Pfalz

*CURRENT ADDRESS

PROCESSED

**FORMER NAME APR 19 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4930 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/18/06

LRP 2005

ARIS
12-31-05

82-4930

Landesbank
Rheinland
Pfalz



ANNUAL REPORT

Development of operating profit LRP Group

€ millions

- ■ Operating profit before risk provisions
- Operating profit after risk provisions
- Net income for the year
- Distribution



2001
2002
2003
2004
2005
250
200
150
100
50
0

Long-term ratings		
Moody's	Aa1	Aa2
Fitch	AAA	A

Pfandbrief ratings	
Moody's	Aaa
Fitch	AAA
Standard & Poor's	AAA

Business volume LRP Group

€ billions

- Other items
- Securities
- ■ Claims



2001
2002
2003
2004*
2005
80
70
60
50
40
30
20
10
0

	%
Return on Equity	14.9
Cost-Income Ratio	44.3
Principle I Ratio	11.6
Total Capital Ratio (BIS)	12.2
Core Capital Ratio (BIS)	7.8

Key figures for the past five years LRP Group

€ millions

	2001	2002	2003	2004*	2005
Business volume	77,513	75,670	73,680	74,281	**78,319**
Total assets	69,809	65,801	65,566	65,424	**67,587**
Claims	44,284	42,141	42,670	39,108	**39,179**
Securities	21,511	19,546	19,069	23,168	**25,485**
Liabilities	32,847	29,129	28,188	29,901	**33,019**
Certificated liabilities	29,959	29,537	30,164	29,447	**28,773**
Equity capital	3,030	3,255	3,270	3,044	**2,975**
Operating profit	157	144	192	120	**199**
Net income for the year	100	75	90	69	**90**
Employees (annual average)	2,034	1,961	1,942	1,561	**1,482**

* 2004 figures excluding LBS


10
8
6
4
2
0

· · DAX 30 — Dow Jones 30
(chart in thousands)

Yield of federal government bonds ("Bunds")
with a maturity of ten years
(chart in %)


91
93
95
97
99
01
03
05
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50

— Euro in US-dollars

Long-term development of capital market rates

LRP Landesbank Rheinland-Pfalz

Our banking activities focus on the State of Rheinland-Pfalz, the Rhineland-Palatinate. In cooperation with the savings banks in Rheinland-Pfalz and supported by our parent bank, LBBW Group, we offer corporate, municipal and private clients in our core region competitive financing options and attractive investment opportunities. We thereby fulfil our statutory mission as a state and municipal bank as well as the central institution of the savings banks and at the same time pursue our business policy as a universal commercial bank. We believe that sustainable economic success can only be achieved based on high customer satisfaction, extensive staff commitment and good corporate citizenship. This is why we continue to support cultural, scientific and social policy projects which are instrumental in maintaining and strengthening the social and economic fabric of Rheinland-Pfalz.


LRP Landesbank Rheinland-Pfalz
LRP Landesbank Rheinland-Pfalz

CONTENTS

The Managing Board



Dr. Friedhelm Plogmann
Chairman of the Managing Board

Responsibilities:
- Central Staff Units, Corporate Communications
- Personnel and Administration
- Corporates, Financial Institutions, Sovereigns, Trade Finance
- Structured Finance
- Medium-sized Corporate Customers



Werner Fuchs
Member of the Managing Board

Responsibilities:
- Savings Banks, Local Authorities, Bank Services
- Credit Department Corporates, Structured Finance, Administration
- Credit Department Financial Institutions, Sovereigns, Trade Finance
- Real Estate Loans
- State Trust Agency



Paul K. Schminke
Member of the Managing Board

Responsibilities:
- Real Estate Customers National
- Real Estate Customers International
- Investment Banking
- Treasury
- Luxembourg Branch



Hubert Sühr
Member of the Managing Board

Responsibilities:
- Group Steering and Control
- Legal, Taxes, Participations
- Internal Auditing
- Organization and Information Technology

Preface by the Managing Board

Ladies and Gentlemen, dear Business Partner,

We are highly satisfied with the fiscal year 2005. A much better operating profit of the LRP Group than last year and a sharp decline in risk provisions enabled us to double our net income before taxes. With a return on equity of 14.9 % we have achieved a satisfactory profitability. With a cost-income ratio of 44.3 % and a core capital ratio of 7.8 % we have met further self-defined targets. We have thus strengthened the basis as a successful and independent member of the LBBW Group.

Notwithstanding the sometimes adverse market conditions, we made good progress in implementing our business objectives. According to our strategy, one focus was on strengthening our sales activities in all business segments by making use of the enlarged product range of the LBBW Group. This mainly benefited the intensification of our partnership with the Rheinland-Pfalz savings banks and the planned expansion of our activities in the mid-cap segment, allowing us to expand our leading market position in Rheinland-Pfalz and to perform important banking tasks.

We have geared our funding strategy to the market conditions prevailing after the abolition of the guarantee systems, taking the conditions of the new German Mortgage Bond Act (Pfandbriefgesetz) in the LBBW Group into account. This means we have secured our medium-term funding base at competitive terms.

This success would have been impossible to achieve without the confidence our customers have placed in us and the strong commitment of our employees, whom we would like to thank cordially. We would also like to express our gratitude for the expert advice received from our shareholder representatives, political decision-makers and the Rheinland-Pfalz savings banks.

Yours faithfully,

Dr. Friedhelm Plogmann | Werner Fuchs | Paul K. Schminke | Hubert Sühr


lotto
28

"Only the Best Will Succeed."

Statement of Financial Condition of LRP and the Group

Persistent Slackness in Economic Activity

At a growth rate of merely 1.3 % in the euro area and 0.9 % in Germany, overall economic growth fell clearly short of initial expectations in 2005. In view of numerous burdening factors, in particular private consumption showed further signs of weakness. Given the persistently high rate of unemployment and restrained income growth, there was only limited scope for increasing private consumption. In addition, the precarious financial situation of the public authorities and the discussion surrounding the issue of implementing the required reforms of the social welfare systems have contributed to some uncertainty. Another burden was the almost unbridled upsurge in crude oil prices, due to the rising energy demand of the emerging markets in Asia and increasing bottlenecks in oil production and refinery capacities world-wide.

In this economic setting the propensity to invest remained subdued in the corporate sector at the beginning of the year. However, in the course of the year, there were signs of clearly revitalized foreign demand paving the way for a recovery of investment activity. Impulses came from the United States of America as well as from Asia and from the oil-exporting countries which invested a considerable part of their revenues in the improvement of their infrastructure. Whereas the Fed responded to the enhanced economic performance by gradually tightening monetary policy and increasing the Federal Funds Rates from 2.25 % to 4.25 %, the European Central Bank saw no immediate need for action against the background of a flagging economy and a favorable domestic price climate. Only shortly before the end of the year, the ECB finally increased the interest rate for main refinancing operations from 2.0 % to 2.25 % and emphasized its willingness to direct its attention towards keeping inflationary expectations in the financial markets at a low level.

During the first six months of the past year, capital market rates eased noticeably in the light of extremely high liquidity available world-wide. Even over the rest of the year capital market rates remained relatively low, irrespective of the change in interest rates by the Central Bank. The development in the stock markets was largely consistent with economic expectations and was characterized by a marked upwards movement in the second half of the year.

The charts are not part of the audited Statement of Financial Condition.

Financial Year 2005 Successful

LRP Group closed the fiscal year 2005 with a good result. The operating result rose by 12.0 %, the operating profit after risk provisions by 65.7 %, net income before taxes by 131.9 % and net income for the year by 31.4 %. This means that we clearly exceeded our targets.

This statement of financial condition illustrates the Group's development. The attached tables show the corresponding figures for the development of the Bank's business volume and earnings.

The following companies have been consolidated in the Group's financial statements:

- LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg,
- LRP Capital GmbH, Mainz,
- Mogon Vermögensverwaltungs GmbH, Mainz,
- Lasssarus Handels GmbH, Wien.

For reasons of better comparability, the previous year's figures in the Statement of Financial Condition were presented excluding LBS Landesbausparkasse Rheinland-Pfalz.

Operating Result Improved by 12 %

The Group's net interest income amounted to € 302.8 million (previous year € 315.7 million). The decline is primarily attributable to lower income from equity investments and a reduced volume of non-interest-bearing liabilities. Adjusted for these effects, the interest result improved moderately. Net commission income increased by approximately 33 % to € 79.5 million (previous year € 59.9 million). Commission income from the loan business, from the guarantees business and from securities transactions increased most strongly. Combined net interest income and net commission income rose to € 382.3 million (previous year € 375.6 million).

In the year under review, net income from trading activities amounted to € 24.6 million, slightly down on the previous year's € 29.1 million. At € 18.8 million, trade in interest rate products made the strongest contribution. Income from foreign exchange transactions came in at € 3.2 million, while net income from equity trading reached € 2.6 million.

The performance in 2005 also benefited from a 5.6 % reduction in general administrative expenses to € 193.4 million. This reduction is not least attributable to strict cost discipline at all levels, synergies from the cooperation with LBBW as well as consistent target costing to

Statement of Income of the Group

	31 Dec. 2005	31 Dec. 2004*	Changes
	€ millions	€ millions	%
Net interest income	**302.8**	315.7	- 4.1
Net commission income	**79.5**	59.9	32.7
Net income from trading activities	**24.6**	29.1	- 15.5
General administrative expenses	**193.4**	204.9	- 5.6
Other operating expenses/income	**29.6**	17.3	71.1
Operating profit before risk provisions/ adjustments	**243.1**	217.1	12.0
Risk provisions/adjustments	**44.3**	97.1	- 54.4
Operating profit	**198.8**	120.0	65.7
Extraordinary expenses	**4.3**	15.2	- 71.7
Taxes on income and revenues	**60.2**	- 3.7	-
Distribution for silent participations	**44.3**	40.0	10.8
Net income for the year	**90.0**	68.5	31.4

*2004 figures excluding LBS

limit personnel and operating expenses. Personnel expenses amounted to € 122.6 million, while operating expenses including depreciation on fixed assets amounted to € 70.8 million.

Taking other operating expenses/income of € 29.6 million into account, the Group's operating profit was up 12.0 % on the previous year's € 217.1 million to € 243.1 million.

Statement of Income of the Bank

	31 Dec. 2005	31 Dec. 2004*	Changes
	€ millions	€ millions	%
Net interest income	**246.8**	284.8	- 13.3
Net commission income	**61.0**	47.2	29.2
Net income from trading activities	**12.7**	14.0	- 9.3
General administrative expenses	**163.3**	178.8	- 8.7
Other operating expenses/income	**9.1**	17.2	- 47.1
Operating profit before risk provisions/ adjustments	**166.3**	184.4	- 9.8
Risk provisions/adjustments	**40.7**	74.0	- 45.0
Operating profit	**125.6**	110.4	13.8
Extraordinary result	**4.3**	15.2	- 71.7
Taxes on income and revenues	**45.6**	- 4.5	-
Distribution for silent participations	**44.3**	40.0	10.8
Net income for the year	**31.4**	59.7	- 47.4

*2004 figures excluding LBS

Operating Profit up by Two Thirds

While maintaining our conservative valuation policy, we clearly reduced net allocations to risk provisions and other adjustments to € 44.3 million (previous year € 97.1 million). Provisions were again established for all discernible risks.

Operating profit after risk provisions and other adjustments was up 65.7 % on the previous year to € 198.8 million. Extraordinary expenses in an amount of € 4.3 million primarily resulted from restructuring expenses for the successful transfer of the securities settlement operations to LBBW.

Net Income for the Year up 31.4 %

The strong increase in tax expenditure to € 60.2 million (previous year tax refund of € 3.7 million) is mainly attributable to several factors not relating to the year under review. Consolidated net income for the year after distribution for silent participations amounted to € 90.0 million, up € 21.5 million or 31.4 % on the previous year.

The Bank's net income for the year amounted to € 31.4 million (previous year € 59.7 million). Pursuant to the Bank's statutes, an amount of € 3.1 million was allocated in advance to its reserves. The proposal for the allocation of profits provides for the remaining net income for the year of € 28.3 million to be allocated in full to the Bank's reserves. An amount of € 40.0 million was allocated to LRI's revenue reserves.

Business Volume Moderately Expanded

As of the balance sheet date, the Group's business volume amounted to € 78.3 billion (previous year € 74.3 billion), up 5.4 % on the previous year. At € 67.6 billion (previous year € 65.4 billion) the Group's total assets increased by a moderate 3.3 % based on our selective and margin-oriented lending policy, whereas risk-weighted assets (BIS) remained unchanged at € 22.6 billion. LRP accounted for approximately 86.8 % of consolidated total assets, meaning that it continued to dominate the business development of the Group as a whole.

Selective Lending Policy

While maintaining our return and risk-oriented lending policy in the Group, we stabilized our credit volume of € 62.1 billion at the previous year's level. Apart from loans and securitized claims, this also includes guarantees including credit derivatives and irrevocable credit commitments. Claims on banks climbed by a moderate € 0.7 billion to € 21.7 billion. At € 17.5 billion claims on customers were slightly down on the previous year. Half of this amount, i. e. € 8.8 billion, was accounted for by public-sector and mortgage loans. Total exposure to the Rheinland-Pfalz savings banks came to € 6.0 billion.

Decline in Trust Assets

The decline in trust assets by approximately € 0.2 billion in the past business year is due to ongoing measures undertaken by the State of Rheinland-Pfalz to increase the overall rate of interest on housing assets. To this end, claims resulting from loans granted under the promotion of housing construction were sold. These claims will continue to be administered by the State Trust Agency Rheinland-Pfalz (Landestreuhandstelle Rheinland-Pfalz).

Increase in Securities Portfolio

The Group's securities portfolio was selectively increased by 10.0 % to € 25.5 billion. On the balance sheet date, securities held in the investment portfolio totalled € 10.9 billion, securities held as liquidity reserve amounted to € 12.4 billion and the trading portfolio accounted for € 2.2 billion. On the balance sheet date, unrealized valuation reserves in the securities portfolio totalled € 368.5 million.

Balance Sheet of the Group

	31 Dec. 2005	31 Dec. 2004*	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**21,652.9**	20,977.7	3.2
Claims on customers	**17,526.2**	18,130.2	- 3.3
Securities	**25,485.0**	23,167.7	10.0
Equity investments in affiliated and non-affiliated companies	**389.9**	387.8	0.5
Trust assets	**1,097.5**	1,290.0	- 14.9
Other assets	**1,435.1**	1,471.0	- 2.4
Liabilities			
Liabilities to banks	**21,821.3**	19,651.4	11.0
Liabilities to customers	**11,197.9**	10,250.3	9.2
Certificated liabilities	**28,772.6**	29,447.3	- 2.3
Trust liabilities	**1,097.5**	1,290.0	- 14.9
Equity capital	**2,974.9**	2,992.0	- 0.6
Other liabilities	**1,722.4**	1,793.4	- 4.0
Total assets	**67,586.6**	65,424.4	3.3
Contingent liabilities	**6,699.8**	4,669.4	43.5
Other commitments	**4,033.0**	4,187.5	- 3.7
Business volume	**78,319.4**	74,281.3	5.4

*2004 figures excluding LBS

Volume of Issues

Our on-balance sheet business was funded by own issues as well as by liabilities to banks and customers. At € 28.8 billion, certificated liabilities were again the most important funding source in the year under review. In line with our diversified funding strategy, we again placed a considerable portion of our new issues in the international capital markets. Liabilities to banks amounted to € 21.8 billion. Deposits made by the Rheinland-Pfalz savings banks contained therein amounted to € 2.8 billion. Liabilities to customers increased by approximately 9.2 % to € 11.2 billion.

Balance Sheet of the Bank

	31 Dec. 2005	31 Dec. 2004*	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**21,785.8**	19,962.4	9.1
Claims on customers	**16,536.1**	16,992.7	- 2.7
Securities	**15,827.5**	14,783.9	7.1
Equity investments in affiliated and non-affiliated companies	**2,213.3**	736.6	200.5
Trust assets	**1,097.5**	1,290.0	- 14.9
Other assets	**1,217.0**	1,280.7	- 5.0
Liabilities			
Liabilities to banks	**17,857.1**	13,905.7	28.4
Liabilities to customers	**10,204.0**	10,029.8	1.7
Certificated liabilities	**25,298.7**	25,424.4	- 0.5
Trust liabilities	**1,097.5**	1,290.0	- 14.9
Equity capital	**2,697.7**	2,772.7	- 2.7
Other liabilities	**1,522.2**	1,623.7	- 6.3
Total assets	**58,677.2**	55,046.3	6.6
Contingent liabilities	**8,822.7**	7,835.9	12.6
Other commitments	**3,997.3**	4,091.9	- 2.3
Business volume	**71,497.2**	66,974.1	6.8

*2004 figures excluding LBS

Stable Capital Base

In the year under review, the Group's equity capital decreased by a moderate € 17.1 million to € 2,974.9 million as a result of reduced profit participation capital and lower subordinated liabilities.

On the balance sheet date, the liable capital funds as defined in the German Banking Act amounted to € 2,786 million. As in the previous years, we did not create any new valuation reserves for securities and real estate.

On the balance sheet date, the Group's overall capital ratio according to Principle I of the German Banking Act stood at 11.6 %. The total capital ratio (BIS) calculated in accordance with the rules of the Bank for International Settlements amounted to 12.2 %. The Group's return on equity came to 14.9 % and the cost-income ratio reached 44.3 %.

Equity Capital (Group)

	31 Dec. 2005	31 Dec. 2004*	Changes
	€ millions	€ millions	€ millions
Subscribed capital			
a) Nominal capital	**166.2**	166.2	0.0
b) Silent participations	**752.5**	752.5	0.0
Reserves from retained earnings	**478.6**	427.9	50.7
Fund for general bank risks	**366.6**	366.6	0.0
Core capital components	**1,763.9**	1,713.2	50.7
Subordinated liabilities	**736.3**	776.1	- 39.8
Profit participation capital	**387.8**	454.4	- 66.6
Group profit	**84.8**	48.3	36.5
Further elements of capital	**1,211.0**	1,278.8	- 67.8
Equity capital	**2,974.9**	2,992.0	- 17.1

*2004 figures excluding LBS

"KEEPING RISKS IN CHECK."



Refined Risk Controlling and Management Systems

By consistently refining and expanding our risk management system, we remain true to our risk culture, which is characterized by conservative standards. We have made considerable progress in implementing processes for risk modeling and management, especially of counterparty risks. In the context of the Basle II project, we have applied for admission to the ambitious IRB Foundation Approach. The first rating procedures have successfully been subjected to a banking supervisory examination.

Our risk controlling and management activities are based on a risk-bearing capacity concept which takes all material risk categories into account. Counterparty risks (individual and country risks), market and operational risks are quantified based on the Value-at-Risk (VaR) approach and compared with the Bank's risk-bearing potential - indicating its long-term earning power and asset base. Different scenarios (standard, stress and worst-case scenarios) for the individual risk categories and rules for the aggregation of the individual risks to the overall risk assumed by the Bank have been defined to count the risks against the Bank's risk-bearing capacity. The orientation of the Bank's lending risk strategies, its positioning in the trading units as well as the VaR limits and risk capital both for counterparty and market risks are derived from these approaches.

The term **counterparty risk** denotes the risk of business partners failing to meet their obligations. These risks range from defaults due to bankruptcy, issuer's and counterparty risks to country risks resulting from currency transfer restrictions.

Market risks are interest rate risks, exchange rate risks and other price risks, especially risks resulting from equities, equity derivatives and the related special option risks as well as funds.

In accordance with Basle II, LRP defines **operational risks** as losses which may potentially be caused by human error, inappropriate internal processes, systems, or external events. While this category also includes legal risks, strategic and reputational risks are explicitly excluded.

Limit allocation is adjusted annually based on the risk-bearing potential. During the year, the annual risk capital provided or remaining taking any market, counterparty or operational risks into account, is monitored on an ongoing basis. This is done to ensure that the Bank only assumes risks which it can bear without reducing its long-term earning power and asset base.

All in all, LRP follows the risk philosophy of the LBBW Group. The credit risk strategy provides the framework for our business activities in connection with the handling of credit risks. It is agreed with the Bank's decision-making bodies and focuses on its corporate strategy and its risk-bearing capacity.

When the new Basle regulations and the new Solvency Directive come into force in 2007, LRP aims to calculate the required capital backing on the basis of internal credit ratings (IRB approach). This aim requires early implementation of Basle II-compliant internal rating procedures permitting to determine the counterparty risks of individual borrowers. The respective documents have been submitted to the banking supervisory authority. As planned, the banking supervisory authority's on-site audits of the individual internal rating systems started in the fourth quarter and have already been completed successfully for the „Companies and Countries" rating procedures.


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
A.0
A.1
A.2
A.3
A.4
A.5
B.1
B.2
B.3
B.4
B.5
C.1
C.2
C.3
C.4
C.5
D.1
D.2
D.3
D.4
D.5

Distribution of individual risks into rating categories (LRP Group)
Commitments in € billion (total: € 79.2 billion)

Highly Efficient Internal Rating

At the end of 2005, all rating systems to be used for equity backing from 2007 were in the second or third year of use. The minimum threshold of 92 % for internal rating coverage of IRB positions and risk-weighted IRB positions was already met and exceeded in the past fiscal year. This means that LRP will probably be able to dispense with a temporary „partial use". A „permanent partial use" is proposed for insignificant risks in so-called „immaterial rest portfolios". The business processes and margin requirements are consistently based on ratings.

Ratings for individual borrowers, groups or, possibly, transactions are based on a number of historical and forward-looking factors. The weighting of the individual rating factors in the rating process is based on historical data and expert knowledge. For all internal rating procedures we use the same master scale with 21 non-default classes and one default class which distinguishes between different default reasons.

Internal ratings serve to support decisions on the extension of loans and serve as the basis for numerous controlling tools. By taking exposure-specific components into account in the rating process, we pursue several objectives: a rating-oriented competence hierarchy, a consistent basis for the definition of upper credit limits, a pricing policy geared to collateral and portfolio risks as well as transaction-specific pre/post-calculation. Moreover, the ratings serve as yardsticks for the specific processes in intensive monitoring, reorganization and liquidation cases.

Limits for individual customers, groups and country limits are dependent on the respective ratings. The use of these limits as well as the use of the individual lines is determined automatically on a daily basis by aggregating the individual exposures from the different operational systems.

Risk classification of individual borrowers is reviewed at least once per year and updated whenever there are indications of material changes at the borrower or in his immediate environment which affect the borrower's credit standing. Internal Auditing regularly reviews the proper allocation and monitoring of ratings. Any change in the rating will have a direct effect on the volume of new business as well as on margins.

All essential rating information taken into account in the rating algorithm is electronically stored so that we can draw on a sufficiently long historical observation period in case of future modifications to the rating procedures. We pool our data with other banks with a view to putting the ongoing validation and updating of the rating procedures on a broader basis.


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
A.0
A.1
A.2
A.3
A.4
A.5
B.1
B.2
B.3
B.4
B.5
C.1
C.2
C.3
C.4
C.5
D.1
D.2
D.3
D.4
D.5

Distribution of country risks into rating categories (LRP Group)
Commitments in € billion (total: € 38.6 billion)

A central credit pool has been set up with a view to monitoring the internal ratings and creating a stable data base for internal reporting (credit risk reports for internal portfolio management and fulfilment of regulatory reporting requirements under Basle II and MaK/MaRisk) and external reporting (equity reporting under Basle II and the Solvency Directive).

Group-wide country risk control is based on the net country risk exposure taking into consideration economic dependencies among individual borrowers as well as collateral and guarantees. The individual states are assigned country limits which, apart from the Bank's risk-bearing capacity, reflect both the country rating and the amount of the gross domestic product of the respective country. This approach takes into account the risk aspects and the business potential at the same time. The country risks are controlled by a special committee which determines the country limits within a framework set by the Managing Board, monitors them on an ongoing basis and makes adjustments in the light of changes in terms of a country's creditworthiness or economic strength.

To quantify the risk of counterparty default at portfolio level, LRP uses an analytical actuarial process that is integrated into its internal credit risk analysis system. Various figures such as the expected and unexpected loss as well as the Value-at-Risk are regularly calculated for the individual portfolios. In addition, key figures are calculated for the individual exposures in order to ensure early recognition of potential risk clusters as well as risk concentrations in certain sectors of the economy and to take suitable counter-measures. The loan portfolio model is the basis for controlling the loan portfolio with a view to the desired granularity and diversification as well as for the use of risk-reducing credit derivatives.

Proven Control of Market Risks

The LRP Group applies uniform standards to monitor and control all market risks. An important element in the set of tools used is the regulatory approved internal risk model, whose forecasting quality was once again confirmed in 2005 when it attracted the highest possible grade – i.e. without any add-on factor to reflect future exposure – in a follow-up audit by the Federal Banking Supervisory Office. To include special and unusual market movements (e.g. stress and worst-case scenarios) in everyday control, the model assumptions are supplemented by fixed and variable interest rate scenarios, interest and capital maturity statements as well as individual business simulations.


6.0
4.0
2.0
0.0
-2.0
-4.0
03.01.2005
24.01.2005
14.02.2005
07.03.2005
30.03.2005
20.04.2005
11.05.2005
01.06.2005
22.06.2005
13.07.2005
03.08.2005
24.08.2005
14.09.2005
05.10.2005
26.10.2005
16.11.2005
07.12.2005
24.01.2005

Value-at-Risk (VaR) and backtesting results of the trading book

Bank

VaR

Clean Backtest

LRP's risk model is based on the qualitative and quantitative requirements of Principle I (§§ 34 to 36) and has received official regulatory approval for general interest rate risks and, since the end of the year 2005, also for other price risks in the trading book. The risk potential is estimated through historical simulation based on a history of 250 days, a holding period of one trading day and a confidence level of 99 %. The sensitivities of products with non-linear price function are properly taken into account insofar as a revaluation is performed for each simulation.

Stress scenarios use a history since 1990 und a holding period of 10 days. These analyses are supplemented by worst-case scenarios which assume major market changes that were not observed in the past. The entire set of risk controlling tools is based on market requirements and is constantly being refined and improved. An important factor in this refinement is the New Products Process, which leads to automatic adjustment of the risk controlling tools when new and complex products are introduced.

The quality of the VaR forecasts is compared with the actual market changes in the model (clean backtest) and the trading results (dirty backtest) on an ongoing basis. This allows both the quality of the stochastic VaR forecasts and the suitability of the selected risk model and parameters to be monitored. The chart shows that our model has a very good sensitivity to the portfolio structure and the market history. Major market movements are also covered by the model.

The VaR data and the results are made available to the Bank's decision-makers on a daily basis. They are in particular informed about the limit and its utilization, the accounting and financial result, the allocated risk capital and its use as well as the risk-return ratio. This is supplemented by a weekly overview of our positions and a quarterly detailed analysis.

The table sums up the VaR as of year-end, the average VaR as well as net income from trading activities as of year-end. These values are broken down by risk categories.

Appropriate Liquidity Control at All Times

The cash management activities of our Treasury division ensured that all regulatory requirements on liquidity were met at all times, with profit, cost and risk aspects being adequately taken into account. At 1.32 our liquidity ratio clearly exceeded the regulatory minimum ratio of 1.0.

Market risk potential and income from trading activities (LRP Group)

	Market risk potential at year-end		Average market risk potential		Net income from trading activities	
€ millions	**2005**	2004	**2005**	2004	**2005**	2004
Trading transactions	**3.9**	4.9	**4.7**	4.4	**24.6**	29.1
– involving interest-related products	**3.4**	4.0	**3.8**	3.6	**18.8**	23.0
– involving currency-related products	**0.3**	0.1	**0.4**	0.1	**3.2**	3.5
– involving equities- and index-related products	**0.2**	0.8	**0.5**	0.7	**2.6**	2.6

In order to control liquidity risks, the Bank maps all internal payment streams with respect to their maturity and agreed margins. This ensures that the related refinancing volumes and covering costs can be planned and controlled. Stress scenarios are used to regularly check the adequacy of liquidity reserves. Risks are made transparent and are closely limited by taking the calculated liquidity risks of the individual transactions into account. LRP has also defined product- and market-related limits to address the liquidity risk that a position entered in tight markets or markets subject to trading restrictions cannot immediately be closed out at an appropriate price.

Advanced Control of Operational Risks

Given that operational risks are an inherent element of our banking activities, they are also addressed by our comprehensive risk management approach. For many years, operational risks have been subject to Group-wide monitoring and active control. The data and findings resulting from internal losses and the annually updated risk profiles are included in regular reports on the Bank's risk situation. On this basis, suitable measures can be taken to identify and avoid potential losses. Our proprietary standard software is meanwhile used by many banks for the successful management of operational risks.

Member banks of the Association of Public-sector Banks (VÖB) have joined forces with our Bank to exchange information on risk events (benchmarking). This has also laid the foundation for applying the advanced measurement approach for operational risks, which will, in the medium term, replace the standard approach to calculating the equity requirements for operational risks under Basle II that is scheduled to come into force in 2007.

Risk-oriented Audit Approach of the Internal Auditing Division

Our internal auditing division is an integral part of our risk monitoring system. To recognize potential weaknesses and undesirable developments early on, it audits all operating and business processes of the Bank and the Group independently of the respective processes, taking the extent and amount of recognizable risks into account.

The following risks are considered to be significant **liquidity risks** which are to be controlled and monitored: Refinancing spread risks (increase in funding costs regarding funding facilities over time) as well as ensuring the Bank's solvency based on the present and future disbursement obligations within the framework of the existing funding facilities.


2001
2002
2003
2004
2005
2006
20
10
0
-10
-20
-30

Economic expectations in Germany brightened up
ifo-business climate

- situation
- expectations

Forecast Report

Improved Macroeconomic Conditions

A marked improvement in the macroeconomic environment begins to show for 2006. Due to strong stimulus from export trade, capacity utilization of fixed assets is increasing and is expected to noticeably bolster investment activities in the corporate sector. The concurrent stabilization of the labor market has a positive impact on private consumption thus enabling domestic demand to provide a positive contribution to growth. However, the high energy prices are likely to dampen this positive development. While monetary policy is cautiously being tightened, capital market rates are expected to rise only moderately due to the persistently ample liquidity.

Intensified Sales Orientation

The noticeably improved macroeconomic environment for 2006 opens up growth opportunities in our defined core business segments, which we will exploit effectively in accordance with our business strategies. In particular, we want to leverage our increased sales strength to improve the penetration of our target markets with banking services.

In the corporate finance segment we will further intensify our customer servicing in the medium-sized corporate customers segment and exploit our competencies in the area of structured finance - in particular in the field of industry-related project finance - as part of our acquisition approach. Furthermore, we aim at a targeted expansion of our real estate business in Central and Western Europe. Another focus will be on increasing our comprehensive customer servicing in our core region of Rheinland-Pfalz, where we will continue to strengthen and optimize our successful cooperation with LBBW and the Rheinland-Pfalz savings banks in close coordination within the partnership. With a view to strengthening our sales activities, we will leverage the coordinated range of products and services and the extensive presence abroad of the LBBW Group. These measures will enable us to markedly increase our positioning in the market, especially by focusing on our defined customer segments.

Outlook: Sustained Return on Equity of 15 %

Our cost-management measures continue to be geared to achieve a sustained CIR of below 45 % by streamlining and standardizing structures and processes as well as by leveraging our cooperation within the LBBW Group.

Going forward, we expect moderate macroeconomic growth and structurally improved conditions in the capital markets to materialize by the year 2007. Based on the positive impact of this forecast and the success of the measures initiated to strengthen our sales activities, we again expect LRP Group to achieve a satisfying performance during the next two years. Our target is a sustained RoE of at least 15 % while maintaining our core capital ratio of 7 %.

Report of the Supervisory Board

In the year under review, the Supervisory Board of LRP Landesbank Rheinland-Pfalz was regularly informed by the Managing Board of the business and overall development of the Bank and the Group. The Supervisory Board supervised the activities of the Managing Board according to the law and statutes and gave its approval to transactions where required. The Committees formed from within its ranks performed the tasks incumbent upon them.

The coming into force of the 2 December 2004 amendments to the Bank's statutes entailed a reorganization of the Supervisory Board. The Supervisory Board would like to thank its former members for their committed and responsible work. With effect from 1 May 2005, Dr. Bernhard Walter, member of the Managing Board of Landesbank Baden-Württemberg, was appointed vice member of the Supervisory Board and elected Vice Chairman of the Credit Committee. He succeeded Dr. Karl Heidenreich, who went into retirement on 30 April 2005.

The 2005 annual accounts were audited by PwC Deutsche Revision Aktiengesellschaft/Wirtschaftsprüfungsgesellschaft, Frankfurt (Main), including the statement of financial condition. The annual accounts comply with the legal requirements. The statement of financial condition complies in full with the annual accounts. The certificate of audit was given without qualifications. The Supervisory Board has taken cognizance of the audit results. The Supervisory Board has also reviewed the annual accounts, the annual report of the Bank and the Group and the proposal concerning the allocation of profit. There are no objections to be raised pursuant to the final result of its examination. The Supervisory Board has approved the annual accounts and the annual report.

Of the Bank's net income for the year of € 31.4 million, € 3.1 million have been allocated in advance to the reserves of LRP.

The Managing Board proposes that the remaining net profit of € 28.3 million be allocated to the Bank's reserves from retained earnings.

The Supervisory Board approves the Managing Board's proposal regarding the allocation of the Bank's net profit.

The auditors have also audited the consolidated results and certified them without qualifications. The consolidated results have been brought to the attention of the Supervisory Board.

Mainz, 16 March 2006

Chairman of the
Supervisory Board

Dr. Siegfried Jaschinski
Chairman of the Managing Board
Landesbank Baden-Württemberg

REPORT OF THE OWNERS' MEETING

The Owners' Meeting of LRP Landesbank Rheinland-Pfalz performed its tasks in compliance with the laws and the Bank's statutes. It was regularly kept informed about the situation of the Bank and the Group. Particular attention was paid to the Bank's business policy in the context of the parent-subsidiary relationship with Landesbank Baden-Württemberg as well as to important equity investment matters.

The coming into force of the 2 December 2004 amendments to the Bank's statutes entailed a reorganization of the Owners' Meeting. The Owners' Meeting would like to thank its former members for their committed and responsible work. The Owners' Meeting appointed Hubert Sühr and Daniel Juncker members of the Bank's Managing Board with effect from 1 June 2005 and 1 May 2006, respectively.

By resolution of 16 March 2006 the Owners' Meeting adopted the annual accounts of the Bank and the consolidated accounts for 2005, and approved the allocation of profits as proposed by the Managing Board. The actions of the Managing Board and the Supervisory Board during the 2005 business year were formally ratified.

Mainz, 16 March 2006

Chairman of the
Owners' Meeting

HEINRICH HAASIS
President
Savings Banks Association
of Baden-Württemberg

Chairman of the
Supervisory Board
Landesbank Baden-Württemberg

"Our Economy Needs New Energy."



Balance Sheet of the Group as of 31 December 2005

Assets

	Explanations in the Notes					31 Dec 2004
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Cash reserve						
a) cash on hand				1,931		2,583
b) balances with central banks				164,409		111,063
including: with Deutsche Bundesbank		57,251				25,021
c) balances on postal giro accounts				80		27
					166,420	113,673
Claims on banks	(1)					
a) payable on demand				2,060,495		964,476
b) other				19,592,377		19,688,314
					21,652,872	20,652,790
Claims on customers	(2)				**17,526,176**	20,028,855
including: secured by mortgages		1,986,854				3,668,333
loans to public authorities and entities organized under public law		6,761,646				7,754,679
building loans of LBS Landesbausparkasse		0				1,894,532
Bonds and other fixed-rate securities	(3, 11)					
a) money market instruments						
- of other issuers				59,123		164,936
including: eligible as collateral for Deutsche Bundesbank advances		39,099				65,346
b) bonds and notes						
ba) of public issuers			3,631,339			2,394,892
including: eligible as collateral for Deutsche Bundesbank advances		2,670,493				2,067,981
bb) of other issuers			19,802,219			19,208,786
including: eligible as collateral for Deutsche Bundesbank advances		14,285,652				14,737,396
				23,433,558		21,603,678
c) bonds and notes issued by the Bank				714,247		1,302,775
					24,206,928	23,071,389
principal amount		706,666				1,287,633
Shares and other non-fixed-rate securities	(4, 11)				**1,278,105**	775,096
Equity investments in non-affiliated companies	(5, 11)				**383,861**	381,936
including: banks		50,382				50,382
Equity investments in affiliated companies	(6, 11)				**6,061**	5,988
including: financial services institutions		1,499				1,499
Trust assets	(7)				**1,097,453**	1,289,957
including: trust loans		1,097,453				1,289,957
Intangible assets	(11)				**7,868**	16,888
Fixed assets	(8, 11)				**101,420**	135,063
Other assets	(9)				**1,039,686**	1,095,280
Deferred items	(10)				**119,742**	143,828
Total assets					**67,586,592**	67,710,743

The previous year's figures shown in the consolidated financial statements of LRP Group contain the figures of the LBS Landesbausparkasse Rheinland-Pfalz. A condensed version of the balance sheet of LRP Group excluding the figures of the LBS Landesbausparkasse Rheinland-Pfalz is included in the notes to the financial statements.

Liabilities

	Explanations in the Notes					31 Dec. 2004
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Liabilities to banks	(12)					
a) payable on demand				2,863,278		986,607
b) with agreed maturity or period of notice				18,958,024		18,454,360
c) savers' deposits of LBS Landesbausparkasse				0		3,517
					21,821,302	19,444,484
Liabilities to customers	(13)					
a) savings deposits and savers' deposits of Landesbausparkasse						
aa) savers' deposits of LBS Landesbausparkasse			0			2,202,798
ab) savings deposits with agreed period of notice of three months			5,580			6,681
ac) savings deposits with agreed period of notice of more than three months			1,033			1,214
				6,613		2,210,693
b) other liabilities						
ba) payable on demand			2,929,436			1,888,563
bb) with agreed maturity or period of notice			8,261,878			8,355,415
				11,191,314		10,243,978
					11,197,927	12,454,671
Certificated liabilities	(14)					
a) bonds and notes issued by the Bank				26,312,037		26,327,989
b) other certificated liabilities				2,460,530		3,119,311
					28,772,567	29,447,300
Trust liabilities	(15)				**1,097,453**	1,289,957
including: trust loans		1,097,453				1,289,957
Other liabilities	(16)				**1,117,260**	1,191,016
Deferred items	(17)				**109,866**	161,642
Provisions						
a) for pension and similar obligations				306,480		350,319
b) for tax reserves				101,680		58,270
c) other				87,176		137,612
					495,336	546,201
Fund for building society requirements					**0**	575
Subordinated liabilities	(19)				**736,284**	776,132
Profit participation capital					**387,830**	454,400
including: with a maturity of less than two years		102,258				66,570
Fund for general bank risks					**366,600**	366,600
Equity capital	(20)					
a) subscribed capital						
aa) nominal capital			166,170			166,170
ab) silent participations			752,508			752,508
				918,678		918,678
b) reserves from retained earnings						
ba) reserves required by the Bank's statutes			91,497			106,653
bb) other reserves			387,126			498,230
				478,623		604,883
c) equalizing items for shares of other shareholders				2,113		0
d) Group profit				84,753		54,204
					1,484,167	1,577,765
Total liabilities					**67,586,592**	67,710,743
Contingent liabilities						
- liabilities from guarantees indemnity agreement					**6,699,834**	4,669,391
Other commitments						
- irrevocable credit commitments					**4,033,015**	4,219,281

Statement of Income of the Group
1 January to 31 December 2005

	Explanations in the Notes	€ thousands	€ thousands	€ thousands	**€ thousands**	31 Dec 2004 € thousands
Interest earned from	(21)					
a) lending and money market transactions			1,280,268			1,480,085
including LBS Landesbausparkasse:						
savers' building loans		0				37,070
advance and bridging financing		0				59,275
other building loans		0				5
b) fixed-rate securities and book-entry securities			682,783			550,560
				1,963,051		2,030,645
Interest paid				1,709,737		1,731,895
including: interest of savers' deposits of LBS Landesbausparkasse		0				55,573
					253,314	298,750
Current income from	(22)					
a) shares and other non-fixed-rate securities				37,508		51,556
b) equity investments in non-affiliated companies				10,015		7,141
c) equity investments in affiliated companies				950		1,700
d) equity investments in associated companies				0		16,578
					48,473	76,975
Income from profit pooling, profit transfer or partial profit transfer agreements	(22)				**1,013**	158
Commission income	(23)			100,478		107,640
including LBS Landesbausparkasse:						
from entering into and arrangement of LBS Landesbausparkasse savings contracts		0				14,345
from loan arrangement after allotment		0				5,157
Commission expenditure				20,983		46,767
including: from entering into and arrangement of LBS Landesbausparkasse savings contracts		0				22,696
					79,495	60,873
Net income from trading activities	(24)				**24,560**	29,061
Other operating income	(25)				**41,126**	16,158
General administrative expenses						
a) personnel costs						
aa) wages and salaries			88,014			102,505
ab) compulsory social security contributions and expenses for pensions and other employee benefits			34,539			58,749
				122,553		161,254
including: for pension		21,886				44,555
b) other administrative expenses				46,819		69,497
					169,372	230,751
Depreciation and value adjustments on intangible and tangible assets	(11)				**24,046**	16,519
carried forward:					**254,563**	234,705

Explanations in the Notes					31 Dec. 2004
	€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
carried forward:				**254,563**	234,705
Other operating expenses				**11,480**	11,430
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions				**51,482**	93,343
Income from write-ups to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets				**7,239**	1,622
Expenses from assumption of losses				**7**	82
Profit or loss on ordinary activities				**198,833**	131,472
Extraordinary expenses				**4,303**	15,210
Taxes on income and revenues				**60,225**	- 3,707
Profits transferred under profit pooling, profit transfer or partial profit transfer agreements				**44,305**	39,969
Net income for the year				**90,000**	80,000
Profit brought forward from the previous year				**0**	702
				90,000	80,702
Allocation of net income to reserves					
- reserves required by the Bank's statutes				**3,141**	7,123
				86,859	73,579
Preference dividend distributed to shareholders outside the Group				**2,106**	0
Withdrawals from reserves from retained earnings					
- from other reserves				**0**	290,842
Reduction of the nominal capital				**0**	99,702
Remuneration for the calling in of the nominal capital				**0**	390,544
Distribution of advanced dividend				**0**	19,375
Profit				**84,753**	54,204

Balance Sheet of the Bank as of 31 December 2005

Assets

	Explanations in the Notes					31 Dec 2004
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Cash reserve						
a) cash on hand				1,319		1,763
b) balances with central banks				86,972		45,389
including: with Deutsche Bundesbank		57,251				25,021
c) balances on postal giro accounts				4		11
					88,295	47,163
Claims on banks	(1)					
a) payable on demand				2,717,040		1,449,177
b) other				19,068,771		18,188,339
					21,785,811	19,637,516
Claims on customers	(2)				**16,536,110**	18,891,364
including: secured by mortgages		1,986,854				3,668,333
loans to public authorities and entities organized under public law		6,490,573				7,372,411
building loans of LBS Landesbausparkasse		0				1,894,532
Bonds and other fixed-rate securities	(3, 11)					
a) money market instruments						
- of other issuers				59,123		164,936
including: eligible as collateral for Deutsche Bundesbank advances		39,099				65,346
b) bonds and notes						
ba) of public issuers			2,469,410			1,858,448
including: eligible as collateral for Deutsche Bundesbank advances		2,356,620				1,679,351
bb) of other issuers			11,511,695			11,581,978
including: eligible as collateral for Deutsche Bundesbank advances		9,461,325				9,988,196
				13,981,105		13,440,426
c) bonds and notes issued by the Bank				634,943		1,239,227
					14,675,171	14,844,589
principal amount		628,944				1,226,846
Shares and other non-fixed-rate securities	(4, 11)				**1,152,364**	618,136
***Equity investments in* non-affiliated companies**	(5, 11)				**365,167**	388,628
including: banks		50,382				50,382
associated companies		0				16,694
Equity investments in affiliated companies	(6, 11)				**1,848,147**	348,032
including: banks		333,290				333,290
Trust assets	(7)				**1,097,453**	1,289,957
including: trust loans		1,097,453				1,289,957
Intangible assets	(11)				**7,868**	13,638
Fixed assets	(8, 11)				**91,283**	124,544
Other assets	(9)				**955,006**	1,037,226
Deferred items	(10)				**74,512**	91,900
Total assets					**58,677,187**	57,332,693

The previous year's figures shown in the consolidated financial statements of the Landesbank contain the figures of the LBS Landesbausparkasse Rheinland-Pfalz. A condensed version of the balance sheet of the Landesbank excluding the figures of the LBS Landesbausparkasse Rheinland-Pfalz is included in the notes to the financial statements.

Liabilities

	Explanations in the Notes					31 Dec. 2004
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Liabilities to banks	(12)					
a) payable on demand				2,902,236		867,474
b) with agreed maturity or period of notice				14,954,840		12,827,699
c) savers' deposits of LBS Landesbausparkasse				0		3,517
					17,857,076	13,698,690
Liabilities to customers	(13)					
a) savings deposits and savers' deposits of Landesbausparkasse						
aa) savers' deposits of LBS Landesbausparkasse			0			2,202,798
ab) savings deposits with agreed period of notice of three months			5,580			6,681
ac) savings deposits with agreed period of notice of more than three months			1,033			1,214
				6,613		2,210,693
b) other liabilities						
ba) payable on demand			2,425,241			1,532,812
bb) with agreed maturity or period of notice			7,772,148			8,490,707
				10,197,389		10,023,519
					10,204,002	12,234,212
Certificated liabilities	(14)					
a) bonds and notes issued by the Bank				22,838,210		22,305,125
b) other certificated liabilities				2,460,530		3,119,311
					25,298,740	25,424,436
Trust liabilities	(15)				**1,097,453**	1,289,957
including: trust loans		1,097,453				1,289,957
Other liabilities	(16)				**1,009,476**	1,112,700
Deferred items	(17)				**65,560**	110,657
Provisions						
a) for pensions and similar obligations				304,794		348,702
b) for tax reserves				57,348		24,689
c) other				74,104		121,258
					436,246	494,649
Provisions for building society requirements					**0**	575
Special item with partial reserve character	(18)				**10,942**	11,231
Subordinated liabilities	(19)				**736,284**	776,132
Profit participation capital					**387,830**	454,400
including: with a maturity of less than two years		102,258				66,570
Fund for general bank risks					**366,600**	366,600
Equity capital	(20)					
a) subscribed capital						
aa) nominal capital			166,170			166,170
ab) silent participations			752,508			752,508
				918,678		918,678
b) reserves from retained earnings						
ba) reserves required by the Bank's statutes			91,497			106,653
bb) other reserves			168,536			288,391
				260,033		395,044
c) profit				28,267		44,732
					1,206,978	1,358,454
Total liabilities					**58,677,187**	57,332,693
Contingent liabilities						
- liabilities from guarantees and indemnity agreements					**8,822,678**	7,835,865
Other commitments						
- irrevocable credit commitments					**3,997,320**	4,123,613

Statement of Income of the Bank 1 January to 31 December 2005

	Explanations in the Notes					31 Dec. 2004
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from	(21)					
a) lending and money market transactions			1,126,575			1,320,911
including LBS Landesbausparkasse:						
savers' building loans		0				37,070
advance and bridging financing		0				59,275
other building loans		0				5
b) fixed-rate securities and book-entry securities			353,766			281,729
				1,480,341		1,602,640
Interest paid				1,325,754		1,378,081
including: interest on savers' deposits of LBS Landesbausparkasse		0				55,573
					154,587	224,559
Current income from	(22)					
a) shares and other non-fixed-rate securities				26,688		45,187
b) equity investments in non-affiliated companies				9,684		6,891
c) equity investments in affiliated companies				30,000		30,000
d) equity investments in associated companies				0		37,814
					66,372	119,892
Income from profit pooling, profit transfer or partial profit transfer agreements	(22)				**25,819**	547
Commission income	(23)			77,168		90,553
including LBS Landesbausparkasse:						
from entering into and arrangement of LBS Landesbausparkasse savings contracts		0				14,345
from loan arrangement after allotment		0				5,157
Commission expenditure				16,196		42,384
including: entering into and arrangement of LBS Landesbausparkasse savings contracts		0				22,696
					60,972	48,169
Net income from trading activities	(24)				**12,699**	13,981
Other operating income	(25)				**19,526**	15,834
Income from reversal of special item with partial reserve character					**289**	289
carried forward:					**340,264**	423,271

	Explanations in the Notes	€ thousands	€ thousands	€ thousands	**€ thousands**	31 Dec. 2004 € thousands
carried forward:					**340,264**	423,271
General administrative expenses						
a) personnel costs						
aa) wages and salaries			73,654			90,809
ab) compulsory social security contributions and expenses for pensions and other employee benefits			32,887			57,173
				106,541		147,982
including: for pensions		21,606				44,194
b) other administrative expenses				37,316		61,408
					143,857	209,390
Depreciation and value adjustments on intangible and tangible assets	(11)				**19,390**	11,754
Other operating expenses					**10,376**	11,263
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions					**48,763**	70,137
Income from additions to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets					**7,745**	1,622
Expenses from assumption of losses					**7**	478
Profit or loss on ordinary activities					**125,616**	121,871
Extraordinary expenses					**4,303**	15,210
Taxes on income and revenues					**45,600**	- 4,538
Profits transferred under profit pooling, profit transfer or partial profit transfer agreements					**44,305**	39,969
Net income for the year					**31,408**	71,230
Allocation of net income to reserves from retained earnings						
- reserves required by the Bank's statutes					**3,141**	7,123
Withdrawals from reserves from retained earnings						
- from other reserves					**0**	290,842
Reduction of the nominal capital					**0**	99,702
Remuneration for the calling in of the nominal capital					**0**	390,544
Distribution of advanced dividend					**0**	19,375
Profit					**28,267**	44,732

Segment Reporting

The purpose of segment reporting is to provide information that makes it possible to characterize the profit and risk situation of individual business and geographic segments. The relevant disaggregated performance and portfolio figures used for this purpose are taken from internal profit center accounting, external accounting and LRP's reporting system. The segments are identified on the basis of the Group's internal organizational structure (mainly relating to customer and product groups), taking the respective individual opportunity and risk profiles into account.

In the year under review, LRP Group's primary report is geared to the reporting structure of LBBW Group and has been divided into the following four segments plus the column "Other/Consolidation":

- **Retail Clients**
  The Retail Clients segment comprises all activities with regard to Private Banking clients.

- **Corporate Finance**
  The Corporate Finance segment includes business transactions with corporate customers, real estate companies and municipal loan transactions with the public sector. Besides traditional corporate banking this also includes specialized product areas, such as leasing and factoring.

- **Financial Markets**
  Besides classic trading operations, the Financial Market segment also includes all business activities with credit institutions and insurance companies. In addition, this segment includes refinancing and capital market investments in connection with credit risk controlling.

- **Corporate Items**
  The Corporate Items segment comprises all business activities not transferred to business units. These include equity investments not assigned to the operating segments as well as strategic positions.

The column "Other/Consolidation" presents a reconciliation of internal financial control data to external reporting data. This item includes overhead costs, among others.

Segmentation by business segments
(primary reporting format)

€ millions
Net interest income
Net commission income
Net income from trading activities
General administrative expenses
Other operating expenses/income
Risk provisions/adjustments
Segment result
Assets
Liabilities
Risk positions
Allocated capital
%
Profitability of allocated capital
Cost-Income Ratio

Secondary reporting covers the geographic segments "Germany" and "Europe (excl. Germany)". The units of the Group were assigned to these segments using the country-of-incorporation principle.

As a rule, income and expenses are allocated to those segments in which they arise. Net interest income is calculated using the current-interest-rate method. Net interest income also includes investment income from equity. Besides direct personnel and material expenses, the general administrative expenses of a segment also include expenses to be assigned on the basis of intra-Group cost allocation. Risk provisions are in line with commercial law valuations and are allocated to the segments in which they arise. Equity tied-up is calculated in accordance with Principle I of the German Banking Act (KWG) in line with banking supervision requirements based on the calculated risk assets and capital charges for market price risk positions, as well as imputed Tier 1 capital backing.

The profitability of a segment is determined by the relation between segment results and allocated regulatory capital. The Cost-Income Ratio is the quotient of general administrative expenses and the total of net interest and net commission income, net income from trading activities and other operating expenses/income.

LRP's segment report was prepared in accordance with the regulations of the German Accounting Standards Committee (Deutsches Rechnungslegungs Standards Committee e.V.) on segment reporting (GAS 3 and GAS 3-10). The previous year's figures have been adjusted.

Retail Clients		Corporate Finance		Financial Markets		Corporate Items		Other/ Consolidation		Group*	
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
3.7	4.1	94.4	101.1	116.8	128.8	71.5	82.7	16.4	- 1.0	302.8	315.7
20.8	18.3	23.2	15.0	25.1	16.8	7.9	9.9	2.5	- 0.1	79.5	59.9
0.0	0.0	0.0	0.0	25.6	29.3	- 0.4	- 0.2	- 0.6	0.0	24.6	29.1
- 10.0	- 10.7	- 38.5	- 35.2	- 42.7	- 40.5	- 21.4	- 17.6	- 80.8	- 100.9	- 193.4	- 204.9
- 0.3	0.0	0.0	0.0	4.2	0.0	9.6	3.3	16.1	14.0	29.6	17.3
0.0	0.0	- 24.7	- 92.7	- 5.5	1.5	- 14.4	- 4.8	0.3	- 1.1	- 44.3	- 97.1
14.2	11.7	54.4	- 11.8	123.5	135.9	52.8	73.3	- 46.1	- 89.1	198.8	120.0
0.0	0.0	11,955.1	11,754.9	42,299.2	41,512.2	15,560.1	15,037.1	- 2,227.8	- 2,879.8	67,586.6	65,424.4
1,947.0	1,745.0	11,523.3	11,349.9	41,679.4	40,903.0	15,437.7	14,936.0	- 4,012.0	- 4,656.9	66,575.4	64,277.0
-	-	8,636.3	8,099.2	12,395.4	12,183.0	2,447.1	2,021.6	559.2	419.5	24,038.0	22,723.3
-	-	431.8	405.0	619.8	609.2	122.4	101.1	- 162.8	32.1	1,011.2	1,147.4
-	-	12.6	-	19.9	22.3	-	-	-	-	14.9	5.6
41.3	47.8	32.7	30.3	24.9	23.2	-	-	-	-	44.3	48.6

*2004 figures excluding LBS

Segmentation by geographic regions (secondary reporting format)

	Germany		Europe (excl. Germany)		Other/ Consolidation		Group*	
€ millions	2005	2004	2005	2004	2005	2004	2005	2004
Profit before risk provisions/adjustments	213.4	260.4	123.0	96.7	- 93.3	- 140.0	243.1	217.1
Risk provisions/adjustments	- 40.7	- 71.7	- 1.9	- 24.3	- 1.7	- 1.1	- 44.3	- 97.1
Segment result	172.7	188.7	121.1	72.4	- 95.0	- 141.1	198.8	120.0
Assets	58,785.5	54,669.5	12,862.2	13,967.9	- 4,061.1	- 3,213.0	67,586.6	65,424.4
Liabilities	57,865.4	53,817.3	12,608.3	13,704.8	- 3,898.3	- 3,245.1	66,575.4	64,277.0
Risk positions	18,734.7	17,390.1	5,077.3	5,260.9	226.0	72.3	24,038.0	22,723.3
Allocated capital	920.1	852.2	253.9	263.1	- 162.8	32.1	1,011.2	1,147.4
%								
Cost-Income Ratio	30.4	25.1	11.8	13.9	-	-	44.3	48.6

*2004 figures excluding LBS

Cash Flow Statement

The cash flow statement shows the changes in financial resources and the cash flows of the LRP Group broken down by operating, investment and financing activities. The cash holdings comprise the balance sheet items cash reserve and debt instruments issued by public institutions eligible for refinancing with central banks. No restraints on disposal apply.

The allocation of cash flows to operating activities is made according to the structure of profit on ordinary activities.

The cash flow from investment activities is mainly the result of proceeds and disbursements in conjunction with the sale or acquisition of financial or tangible assets.

Changes in cash from financing activities reflect the relations with the providers of equity capital.

The cash flow statement is prepared in accordance with the regulations of German Accounting Standard No. 2 (GAS 2), which is complemented by the bank-specific German Accounting Standard No. 2-10 (GAS 2-10).

Cash Flow Statement

	2005	2004
	€ millions	€ millions
Net income for the year (including minority interests) before extraordinary items	**92.2**	95.2
Non-cash items included in net income for the year and reconciliation with the cash flow from operating activities		
Write-downs, value adjustments and write-ups on loans, tangible and financial assets	**39.4**	54.9
Changes in provisions	**- 19.0**	38.9
Changes in other non-cash items	**33.4**	12.9
Profit from the disposal of financial and tangible assets	**- 24.6**	- 7.9
Other adjustments (balance)	**- 249.7**	- 249.3
Subtotal	**- 128.3**	- 55.3
Changes in assets and liabilities from operating activities		
Claims		
- on banks	**- 1,637.3**	1,354.1
- on customers	**568.8**	568.3
Securities (excl. financial assets)	**700.7**	- 4,971.3
Other assets from operating activities	**208.9**	759.5
Liabilities		
- to banks	**2,696.2**	2,577.3
- to customers	**989.1**	1,265.0
Certificated liabilities	**- 222.8**	- 635.1
Other liabilities from operating activities	**- 200.3**	- 726.4
Interest and dividends received	**1,905.2**	2,063.4
Interest paid	**- 1,620.6**	- 1,929.0
Extraordinary proceeds	**0.0**	0.0
Extraordinary disbursements	**- 4.3**	- 15.2
Taxes on income paid	**- 16.7**	- 49.8
Cash flow from operating activities	**3,238.6**	- 205.5
Proceeds from disposals of		
- financial assets	**2,663.6**	2,786.4
- tangible assets	**0.5**	41.9
Disbursements for investments in		
- financial assets	**- 4,217.3**	- 2,703.9
- tangible assets	**- 7.8**	- 20.0
Proceeds from the sale of consolidated companies and other business units	**39.4**	0.0
Disbursements for the acquisition of consolidated companies and other business units	**- 1,507.0**	0.0
Changes in cash from other investment activities (balance)	**- 7.1**	- 37.2
Cash flow from investment activities	**- 3,035.7**	67.2
Proceeds from additions to equity	**0.0**	200.3
Disbursements to company owners and minority shareholders		
- dividend payments	**0.0**	- 35.3
- other disbursements	**- 44.3**	- 40.0
Changes in cash from other capital (balance)	**- 105.9**	- 340.1
Cash flow from financing activities	**- 150.2**	- 215.1
Financial resources at the beginning of the period	**113.7**	56.1
Cash flow from operating activities	**3,238.6**	205.5
Cash flow from investment activities	**- 3,035.7**	67.2
Cash flow from financing activities	**- 150.2**	- 215.1
Changes in financial resources due to changes in exchange rates, the scope of consolidation and valuation	**0.0**	0.0
Financial resources at the end of the period	**166.4**	113.7

Statement of Shareholders' Equity

Statement of shareholders' equity of the LRP Group as of 31 December 2005 pursuant to GAS 7

€ millions	Equity capital of the Group 31 Dec. 2004	Distribution	Transfer to/ withdrawal from reserves	Net income for the year	Changes within the consolidated Group	Other changes	Equity capital of the Group 31 Dec. 2005
Nominal capital	166.2						**166.2**
Silent participations	752.5						**752.5**
Generated equity capital of the Group							
reserves from retained earnings	604.9		72.1		- 176.9	- 21.5	**478.6**
Group profit	54.2		- 72.1	90.0	12.4	0.3	**84.8**
Equity capital of LRP	1,577.8						**1,482.1**
capital	0.0				0.0		**0.0**
Group profit	0.0				2.1		**2.1**
Equalizing items for shares of other shareholders	0.0						**2.1**
Equity capital of the Group	1,577.8						**1,484.2**

Statement of shareholders' equity of the LRP Group as of 31 December 2004 pursuant to GAS 7

€ millions	Equity capital of the Group 31 Dec. 2003	Distribution	Transfer to/ withdrawal from reserves	Net income for the year	Changes within the consolidated Group	Other changes	Equity capital of the Group 31 Dec. 2004
Nominal capital	265.9					- 99.7	**166.2**
Silent participations	452.5					300.0	**752.5**
Generated equity capital of the Group							
reserves from retained earnings	821.6		- 211.7[1]			- 5.0	**604.9**
Group profit	83.6	- 35.3	211.7	80.0		- 285.8[2]	**54.2**
Equity capital of LRP	1,623.6						**1,577.8**
capital	0.0						**0.0**
Group profit	0.0						**0.0**
Equalizing items for shares of other shareholders	0.0						**0.0**
Equity capital of the Group	1,623.6						**1,577.8**

[1] Withdrawals from reserves from retained earnings € 290.8 million and allocation from net income to reserves of € 79.1 million.

[2] Net effect from remuneration for the calling in and reduction of the nominal capital, less residual amounts.

NOTES TO THE ANNUAL ACCOUNTS 2005

General

The Bank has prepared its unconsolidated and consolidated annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Ordinance Regarding Accounting for Banks and Financial Services Institutions (RechKredV).

The breakdown of the balance sheets and the statements of income complies with the forms RechKredV and includes the items required for building societies. Information that may appear either in the balance sheet or in the Notes has been included in the Notes.

In preparing the consolidated accounts the following German Accounting Standards (GAS) published by the German Accounting Standards Committee (GASC) were applied:

- GAS 2 Cash Flow Statement and GAS 2-10 Cash Flow Statements of Financial Institutions
- GAS 3 Segment Reporting and GAS 3-10 Segment Reporting by Financial Institutions
- GAS 5 Risk Reporting and GAS 5-10 Risk Reporting by Financial Institutions and Financial Services Institutions
- GAS 7 Group Equity and Group Overall Result

The Notes to the unconsolidated and the consolidated annual financial statements have been summarized by exercising the option provided by § 298 (3) of the HGB. These notes apply to both annual financial statements, except for separate explanations.

Accounting and Valuation Principles

Assets, liabilities and pending transactions were accounted for and valued in accordance with the standard valuation rules as defined by §§ 252 et seq. of the HGB unless otherwise stipulated by special regulations for financial institutions pursuant to §§ 340 e et seq. of the HGB.

Claims on banks and on customers are shown with their principal amounts outstanding. Only claims that conform to the requirements under § 14 (1) and (2) of the German Mortgage Bond Act (Pfandbriefgesetz) are shown as claims on customers secured by mortgages, irrespective of whether or not they serve as cover for bonds issued.

If there are any differences between nominal and disbursement amounts or acquisition costs (premiums/discounts) with regard to mortgage loans or other claims with interest rate features, they will be shown at their nominal value pursuant to § 340 e, (2) of the HGB. Premiums and discounts are included in deferred items on the assets or liabilities side and are released over the term of the related asset or liability or the shorter period for which a fixed interest rate has been agreed upon.

Pro rata interest is treated on an accrual basis and reported in the corresponding receivables line item.

We adhered to the strict lower of cost or market principle by adequate risk provisioning. Discernible risks in the lending business were adequately covered by individual value adjustments and provisions. In addition, we set up general provisions for country risk exposures relating to borrowers domiciled in countries rated as non-investment grade countries. In determining the basis for calculation, tax regulations, the extent of specific provisions already made as well as risk-reducing factors (such as valuable collateral outside of the country of domicile or the short-term nature of receivables) are adequately taken into account. In addition, general provisions were established for latent risks inherent in the loan portfolio according to the relevant tax regulations up to an amount based on past experience. Risk provisions are reversed to the extent that the credit risk no longer applies. In this manner, we comply with tax regulations and commercial code provisions regarding the requirement to reverse write-downs where the reasons for them no longer exist.

Irrecoverable interest is not shown as income. Besides the fund for general bank risks pursuant to § 340 g of the HGB included in the balance sheet, provisional reserves were set up pursuant to § 340 f of the HGB to cover particular risks in the banking sector. These provisional reserves were deducted from the corresponding asset items.

Bills of exchange (drafts) held in the portfolio are carried at their actual value in appropriate cases reduced by specific provisions. They were discounted at the effective interest rate.

For valuation purposes, our securities portfolio is subdivided in the investment portfolio, the liquidity reserve and the trading portfolio in accordance with the intended use and pursuant to commercial code provisions.

Securities in the investment portfolio are held as long-term investments and are generally valued at acquisition costs. Securities held in the investment portfolio are written down to their repayment value unless a higher discount is required for reasons of credit quality. Write-ups are shown at their repayment value or at the lower acquisition costs. Partial amounts of the financial assets are valued at the strict lower of cost or market principle. The securities held as liquidity reserve and the trading portfolio are valued according to the strict lower of cost or market principle.

The portfolios in the trading account are set up in accordance with our risk management principles. The securities and derivatives positions in these portfolios are valued at stock exchange or market prices. In the process, we set off valuation gains against the amount of the corresponding valuation losses. A provision for anticipated losses is set up for valuation losses; unrealized valuation gains are not considered.

In the case of long-term investments related to hedging transactions with matching amounts, currencies and maturities (valuation unit), valuation of the underlying and hedging transactions is waived due to compensatory effects. Counterparty default risks are considered separately.

Interest resulting from own securities holdings is reported as interest income. Pro rata interest is treated on an accrual basis.

Disposals and write-ups or price gains realized are allocated to the financial investment results for securities in the investment portfolio, to the valuation result for securities held as liquidity reserve and to trading results for securities in the trading portfolio.

Dividends and other distributions, in particular those resulting from special funds, are reported under current income from shares and other non fixed-rate securities.

Taking into account the guidelines of the German Institute of Public Accountants (IDW) ERS HFA 18, distributions of profit from equity investments in Private Equity Funds during the business year are shown as revenue on an accrual basis as far as possible according to the contractual arrangements.

Equity investments in affiliated and non-affiliated companies are carried at acquisition costs or where loss of value is expected to be permanent, they are written down to the lower attributable value on the balance sheet date. Provided that the reasons for a decrease in value do no longer exist, the write-ups will be effected up to their current value, but not exceeding their acquisition costs. Profits or losses from the sale of equity investments are shown in other operating expenses or income pursuant to § 340 c (2), Sentence 2. Information on major shareholdings of LRP and further details pursuant to § 285 No. 11 and § 313 (4) of the HGB is given in the list of shareholdings.

Fixed assets are valued at acquisition or production costs. For assets subject to wear and tear we calculate systematic amortization in line with the options provided by tax law.

Movable assets subject to wear and tear are written off pro rata temporis pursuant to § 7 (1), Sentence 3 of the German Income Tax Act (EStG), i. e. in the year of acquisition or production of the asset depreciation is reduced by 1/12th for each full month preceding the month of acquisition or production of the asset concerned. Tangible fixed assets considered to be low-value assets pursuant to the tax regulations (§ 6 (2) of the German Income Tax Act) are fully written off in the year of their acquisition and treated as asset retirement in the same year.

In the case of tangible fixed assets, we carry out unscheduled depreciations provided that a permanent loss in value has occurred. Any acquisition or production costs subsequently incurred are capitalized and depreciated systematically according to the adjusted depreciation schedule. Expenditure on the maintenance of fixed assets is recognized as expense on an accrual basis.

Software shown in the balance sheet under intangible assets has been treated in accordance with the statement issued by the German Institute of Public Accountants (IDW) dated 30 June 2004. Taking into account the cognitions gained from the tax audit as well as the letter of the Federal Ministry of Finance (Bundesministerium der Finanzen) dated 18 November 2005 concerning the assessment of expenses for the implementation of an operational software system in line with the statutory provisions for the preparation of tax balance sheets, for the first time all capitalizable expenses have been capitalized in the year under review.

Derivative financial instruments are stated and valued in accordance with the accounting principles of commercial law. As a rule, internal transactions are concluded at rates in line with the market. Profit contributions realized from internal transactions from the trading point of view are recorded under net income from trading activities, whereas the corresponding results from the view of the internal counterpart are reflected in the interest result. Thus, there will be no impact on the result.

Options are shown in the balance sheet as other assets or other liabilities in the amount of premium paid or received. If necessary, we set up provisions to comply with the lower of cost or market principle and the imparity principle, respectively. The option premium only affects net income upon the option's sale or close-out, otherwise upon its expiry or exercise.

As far as a margin system is applied in the case of derivative financial instruments the margin payments are capitalized under other assets or carried as liability under the item other liabilities. We adhere to the imparity principle by setting up provisions when appropriate.

If derivative financial instruments are allocated to the trading portfolio in line with their intended use, we report profit contributions, if applicable, in net income from trading activities within the scope of the portfolio valuation. Derivative financial instruments allocated to the investment portfolio are predominantly used for hedging purposes.

Derivative transactions entered into to hedge interest rate or other price risks are included in the overall assessment of applicable risk categories and are therefore not shown separately (macro-hedges).

Other assets are valued at the lower of cost or market.

Zero-bonds are shown at their current value, other liabilities are valued at the amount repayable. Premiums and discounts are included in deferred items on the asset or liabilities side and are released over the term of the related asset or liability. Pro rata interest calculated as of the balance sheet date is stated together with the underlying liability.

Upon reasonable commercial assessment, provisions are reported in the amount of the expected call on provisions or impending losses from pending transactions, whereby positive profit contributions, such as the anticipated realization value of collateral, were adequately taken into account. As a rule, no discounting is applied.

Provisions for pensions and similar obligations have been computed in accordance with actuarial principles pursuant to the discount value method on the basis of a 6 % interest rate in accordance with § 6 a of the German Income Tax Act based on the mortality table (reference value table 2005 G) by Dr. Klaus Heubeck.

As to stepped coupon bonds with gradually growing interest over the term of the contract, provisions were based on the effective interest rates calculated for the term of the contract pursuant to § 249 (2) of the HGB.

Foreign currencies are converted in accordance with § 340 h of the HGB as well as the statement of the expert banking committee (BFA) of the German Institute of Independent Auditors (IDW) dated 3/95. Assets denominated in foreign currencies and treated as fixed assets are converted into € at cost. Other foreign currency assets and liabilities as well as spot transactions entered into before but settled after the balance sheet date are converted at the reference mean spot rate, determined according to the procedure stipulated by the German Federal Association of Public Banks (EuroFX-reference price system) at the end of the year. Open forward transactions are converted at the forward exchange rate effective on the balance sheet.

Swap premiums resulting from forward exchange transactions which probably serve hedging of interest-bearing balance sheet items are deferred over time. The resulting amounts are shown in the interest result. The differences arising from the currency translation of hedged balance sheet items and the related hedging transactions are netted out and reported under other assets.

The balance sheet items and the outstanding positions in foreign currencies allocated to current assets are, in principle, classified and valued as specially hedged in each currency pursuant to § 340 h (2), Sentence 2 of the HGB. To this end, expenses and income from the currency translation are reported in the statement of income pursuant to § 340 h (2), Sentences 1 and 2 of the HGB.

Taxes are deferred when differences in results achieved according to commercial code provisions or tax regulations are likely to be reversed in future fiscal years. The tax deferrals will be established according to the tax burden or tax relief anticipated for the following business year.

Deferred taxes on the liabilities side are shown under provisions for tax reserves within LRP Group. When computing deferred taxes, tax rates are used that are expected to apply upon reversal of the temporary differences. No discounting is applied.

Extraordinary expenses accrued in the form of restructuring costs and are shown in a separate item.

Consolidated Companies and Consolidation Principles

As compared to the previous year, the Bank's annual financial statements as of 31 December 2005 only include the Bank's results including its Luxembourg branch. In the course of the acquisition of all LRP Landesbank Rheinland-Pfalz shares by Landesbank Baden-Württemberg (LBBW), the owners of these institutions decided to spin off the former Landes-Bausparkasse Rheinland-Pfalz from LRP. Effective 1 January 2005, LBS Landesbausparkasse Rheinland-Pfalz became a separate entity as an institution under public law. Pursuant to the spin-off plan drawn up by LRP, the assets of the former partial operating unit LBS were transferred to LBS Landesbausparkasse Rheinland-Pfalz with all assets and liabilities as well as the existing contracts of employment of its staff within the scope of the overall legal succession.

Apart from LRP as parent company, four affiliated companies are consolidated in the financial statements of the LRP Group according to § 290 HGB (as shown in the following table).

Name and registered office of the consolidated companies	Share in capital in %
Affiliated companies:	
- LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg	100
- Mogon Vermögensverwaltungs GmbH, Mainz	100
- Lasssarus Handels GmbH, Wien	80
- LRP Capital GmbH, Mainz	100

Not included in the scope of consolidation are the Deutsche Anlagen-Leasing GmbH, Mainz, which has been sold, LB Rheinland-Pfalz Finance B.V., Amsterdam, which has been liquidated and Meridian Vermögensverwaltungsgesellschaft mbH, Mainz for reasons of materiality.

Eight affiliated companies are not included in the consolidated accounts pursuant to § 296 (1) and (2) of the HGB; due to the fact that the parent company does not or cannot exert a controlling influence on the business activities of the subsidiary, that the shareholdings are only held for the purpose of resale and taking into account that the other subsidiaries are of secondary importance as to the presentation of the financial situation and the profitability of the LRP Group.

The Group annual accounts were prepared in accordance with the uniform accounting and valuation principles pursuant to § 308 of the HGB.

With regard to capital consolidation, book values of the equity investments held by LRP are set off against the equity in accordance with the book value method pursuant to § 301 (1) No. 1 HGB. The assigned values at the beginning of the fiscal year or the date of the first-time consolidation served as basis pursuant to § 301 (2) of the HGB. The same applies to shares additionally acquired in Group companies. Resulting differences on the asset side are set off against reserves from retained earnings by exercising the option provided by § 309 (1), Sentence 3 of the HGB. There are no differences on the liabilities side resulting from the first-time consolidation.

Claims and liabilities as well as expenses and income between companies included in the consolidation are fully eliminated within the debt consolidation pursuant to § 303 of the HGB as well as the consolidation of expenses and income pursuant to § 305 of the HGB.

Internal transactions within the Group are concluded in line with market conditions. In the year under review we waived the elimination of interim results due to their secondary importance (§ 304 (2) of the HGB).

Balance Sheet and Statement of Income of the Bank and the Group after the spin-off of the LBS Landesbausparkasse Rheinland-Pfalz

Balance Sheet of the LRP Group 2004 excluding LBS Landesbausparkasse Rheinland-Pfalz

Assets	Group including LBS	Group excluding LBS
€ millions	2004	2004
Cash reserve	113.7	113.7
Claims on banks	20,652.8	20,977.7
Claims on customers	20,028.9	18,130.2
Bonds and other fixed-rate securities	23,071.4	22,727.4
Shares and other non-fixed-rate securities	775.1	440.3
Equity investments in non-affiliated companies	381.9	381.9
Equity investments in affiliated companies	6.0	5.9
Trust assets	1,290.0	1,290.0
Intangible assets	16.9	6.1
Fixed assets	135.1	115.2
Other assets	1,095.2	1,093.3
Deferred items	143.7	142.7
Total assets	**67,710.7**	**65,424.4**

Liabilities	Group including LBS	Group excluding LBS
€ millions	2004	2004
Liabilities to banks	19,444.5	19,651.4
Liabilities to customers	12,454.7	10,250.3
Certificated liabilities	29,447.3	29,447.3
Trust liabilities	1,290.0	1,290.0
Other liabilities	1,191.0	1,184.5
Deferred items	161.5	138.0
Provisions	546.2	470.9
Fund for building society requirements	0.6	0.0
Subordinated liabilities	776.1	776.1
Profit participation capital	454.4	454.4
Fund for general bank risks	366.6	366.6
Equity capital	1,577.8	1,394.9
Total liabilities	**67,710.7**	**65,424.4**
Contingent liabilities	4,669.4	4,669.4
Other commitments	4,219.3	4,187.5

Statement of Income of the LRP Group 2004 excluding LBS Landesbausparkasse Rheinland-Pfalz

	Group including LBS	Group excluding LBS
€ millions	2004	2004
Interest income	2,030.6	1,942.3
Interest expenses	1,731.9	1,687.5
Current income	77.0	60.9
Income from profit pooling, profit transfer or partial profit transfer agreements	0.2	0.0
Commission income	107.7	79.7
Commission expenditure	46.8	19.8
Net income from trading activities	29.1	29.1
Other operating income	16.1	27.2
General administrative expenses	230.8	192.5
Depreciation and value adjustments on intangible and tangible assets	16.5	12.4
Other operating expenses	11.4	9.9
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions	93.3	93.6
Write-downs and value adjustments on equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets	0.0	3.4
Income from write-ups to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets	1.6	0.0
Expenses from assumption of losses	0.1	0.1
Profit or loss on ordinary activities	**131.5**	**120.0**
Extraordinary expenses	15.2	15.2
Taxes on income and revenues	- 3.7	- 3.7
Profits transferred due to profit pooling, profit transfer or partial profit transfer agreements	40.0	40.0
Net income for the year	**80.0**	**68.5**
Profit brought forward from the previous year	0.7	0.7
Allocation of net income to reserves	7.1	5.9
Withdrawals from reserves from retained earnings	290.8	290.8
Reduction of the nominal capital	99.7	99.7
Remuneration for the calling in of the nominal capital	390.5	390.5
Distribution of advanced dividend	19.4	15.0
Profit	**54.2**	**48.3**

Balance Sheet of the Bank 2004 excluding LBS Landesbausparkasse Rheinland-Pfalz

Assets	Bank including LBS	Bank excluding LBS
€ millions	2004	2004
Cash reserve	47.2	47.2
Claims on banks	19,637.5	19,962.4
Claims on customers	18,891.4	16,992.7
Bonds and other fixed-rate securities	14,844.6	14,500.6
Shares and other non-fixed-rate securities	618.1	283.3
Equity investments in non-affiliated companies	388.6	388.6
Equity investments in affiliated companies	348.0	348.0
Trust assets	1,290.0	1,290.0
Intangible assets	13.6	2.8
Fixed assets	124.5	104.7
Other assets	1,037.3	1,035.3
Deferred items	91.9	90.7
Total assets	**57,332.7**	**55,046.3**

Liabilities	Bank including LBS	Bank excluding LBS
€ millions	2004	2004
Liabilities to banks	13,698.7	13,905.7
Liabilities to customers	12,234.2	10,029.8
Certificated liabilities	25,424.4	25,424.4
Trust liabilities	1,290.0	1,290.0
Other liabilities	1,112.7	1,106.2
Deferred items	110.7	87.0
Provisions	494.6	419.3
Fund for building society requirements	0.6	0.0
Special item with partial reserve character	11.2	11.2
Subordinated liabilities	776.1	776.1
Profit participation capital	454.4	454.4
Fund for general bank risks	366.6	366.6
Equity capital	1,358.5	1,175.6
Total liabilities	**57,332.7**	**55,046.3**
Contingent liabilities	7,835.9	7,835.9
Other commitments	4,123.6	4,091.9

Statement of Income of the Bank 2004 excluding LBS Landesbausparkasse Rheinland-Pfalz

	Bank including LBS	Bank excluding LBS
€ millions	2004	2004
Interest income	1,602.7	1,514.3
Interest expenses	1,378.1	1,333.7
Current income	119.9	103.8
Income from profit pooling, profit transfer or partial profit transfer agreements	0.5	0.4
Commission income	90.6	62.6
Commission expenditure	42.4	15.5
Net income from trading activities	14.0	14.0
Other operating income	15.8	26.9
Income from reversal of special item with partial reserve character	0.3	0.3
General administrative expenses	209.3	171.2
Depreciation and value adjustments on intangible and tangible assets	11.8	7.6
Other operating expenses	11.3	9.7
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions	70.1	70.4
Write-downs and value adjustments on equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets	0.0	3.4
Income from write-ups to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets	1.6	0.0
Expenses from assumption of losses	0.5	0.5
Profit or loss on ordinary activities	**121.9**	**110.3**
Extraordinary expenses	15.2	15.2
Taxes on income and revenues	- 4.5	- 4.5
Profits transferred due to profit pooling, profit transfer or partial profit transfer agreements	40.0	40.0
Net income for the year	**71.2**	**59.7**
Profit brought forward from the previous year	0.0	0.0
Allocation of net income to reserves	7.1	6.0
Withdrawals from reserves from retained earnings	290.8	290.8
Reduction of the nominal capital	99.7	99.7
Remuneration for the calling in of the nominal capital	390.5	390.5
Distribution of advanced dividend	19.4	14.9
Profit	**44.7**	**38.8**

The previous year's figures have not been adjusted in the following tables.

Explanations concerning the Balance Sheet

(1) Claims on banks	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
- claims on savings banks in Rheinland-Pfalz	**5,909.5**	**5,991.4**	6,128.2	6,210.8
- claims on affiliated companies	**2,033.5**	**421.8**	1,808.0	0.0
- claims on non-affiliated companies in which an equity investment is held	**734.2**	**734.2**	1,432.1	1,817.0
- subordinated claims	**15.7**	**15.7**	30.8	30.8
- claims serving as cover for bonds issued	**5,146.4**	**5,146.4**	8,278.5	8,278.5
Sub-item b) other claims includes claims with a residual maturity of:				
- up to three months	**5,361.2**	**5,473.2**	4,299.2	5,446.2
- between three months and one year	**3,292.3**	**3,665.0**	3,019.1	3,476.5
- between one and five years	**6,465.0**	**6,489.5**	6,516.0	6,403.3
- more than five years	**3,950.3**	**3,964.7**	4,354.0	4,362.3

(2) Claims on customers	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
- claims on affiliated companies	**49.7**	**15.3**	33.7	4.3
- claims on non-affiliated companies in which an equity investment is held	**197.9**	**197.9**	246.7	246.7
- subordinated claims	**54.9**	**54.9**	44.7	44.7
- claims serving as cover for bonds issued	**7,993.5**	**7,993.5**	9,121.5	9,121.5
- claims with undetermined maturity	**0.0**	**113.6**	0.0	140.9
This item includes claims with a residual maturity of:				
- up to three months	**2,270.6**	**2,901.6**	2,302.0	2,952.4
- between three months and one year	**1,826.9**	**1,893.2**	1,880.4	2,039.8
- between one and five years	**5,707.3**	**5,934.3**	6,802.8	7,067.6
- more than five years	**6,731.3**	**6,797.1**	7,906.2	7,969.1

(3) Bonds and other fixed-rate securities	Bank	Group	Bank	Group
€ millions	2005	2005	2004	2004
This item includes:				
- claims on affiliated companies	**114.2**	**63.6**	10.9	0.0
- claims on non-affiliated companies in which an equity investment is held	**498.6**	**498.6**	1,135.9	1,135.9
- subordinated claims	**199.3**	**228.6**	112.8	141.3
- claims serving as cover for bonds issued	**2,207.5**	**2,207.5**	2,489.6	2,489.6
Securities eligible for listing on a stock exchange included in this item:				
- listed on a stock exchange	**14,529.4**	**23,309.9**	14,547.9	22,140.8
- not listed on a stock exchange	**145.8**	**897.0**	296.7	930.6
This item includes amounts due in 2006 of	**3,592.0**	**6,916.5**	4,624.1	6,449.4
Bond holdings carried as long-term investments	**8,130.9**	**9,632.4**	7,767.1	7,767.1
of which valued at the mitigated lower of cost or market principle				
- carrying value*	**1,055.5**	**1,055.5**	1,011.5	1,011.5
- current market value	**1,051.2**	**1,051.2**	1,004.8	1,004.8

* Since the decline in value of the financial assets is purely interest-induced, they have not been written off according to the lower of cost or market principle.
The securities listed above have all been issued by addresses of upper investment grade ratings.

(4) Shares and other non-fixed-rate securities	Bank	Group	Bank	Group
€ millions	2005	2005	2004	2004
Securities eligible for listing on a stock exchange included in this item:				
- listed on a stock exchange	**0.7**	**5.9**	18.7	25.0
- not listed on a stock exchange	**4.0**	**13.6**	31.8	71.5
This item includes subordinated securities of	**4.0**	**4.0**	4.0	4.0
The balance sheet item shares and other non-fixed-rate securities includes long-term investments	**1,147.3**	**1,147.3**	568.6	568.6
of which valued at the mitigated lower of cost or market principle				
- carrying value*	**416.4**	**416.4**	1.2	1.2
- current market value	**415.0**	**415.0**	0.4	0.4

* Since probably the decline in value of the financial assets will not be permanent, they have not been written off according to the lower of cost or market principle.

(5) Equity investments in non-affiliated companies	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
Securities eligible for listing on a stock exchange included in this item				
– listed on a stock exchange	**0.0**	**0.0**	0.0	0.0
– not listed on a stock exchange	**29.1**	**29.1**	32.7	32.7

(6) Equity investments in affiliated companies	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
Securities eligible for listing on a stock exchange included in this item				
– listed on a stock exchange	**0.0**	**0.0**	0.0	0.0
– not listed on a stock exchange	**333.3**	**1.5**	333.3	1.5

(7) Trust assets	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
– claims on banks	**2.7**	**2.7**	3.4	3.4
– claims on customers	**1,094.8**	**1,094.8**	1,286.6	1,286.6
Governmental housing loans included in this item amount to	**1,083.2**	**1,083.2**	1,271.9	1,271.9

(8) Fixed assets	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
– real estate and buildings used for the Bank's own business	**75.4**	**83.6**	98.2	106.6
– office equipment	**7.3**	**9.2**	9.0	11.1

(9) Other assets	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
– deferred interest rate swaps	**862.7**	**945.4**	897.1	949.5
– option premiums paid	**56.0**	**56.2**	22.1	22.5
– collection items	**0.0**	**0.0**	37.8	37.8
– claims for tax refunds	**6.0**	**6.2**	38.6	38.7
– CAP premiums paid	**5.2**	**5.2**	7.9	7.9
– real estate and buildings in current assets	**0.4**	**0.4**	2.0	2.0
– derivatives valuation	**10.9**	**10.9**	7.1	10.6

(10) Deferred items	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
Including premiums and discounts relating to claims and liabilities of	**64.9**	**110.1**	81.6	133.5

Information relating to several items	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
Assets denominated in a foreign currency	**8,090.8**	**9,902.6**	5,812.6	8,670.2
Book value of assets under repurchase agreements	**1,109.1**	**1,109.1**	508.1	557.0

(11) Investments	Acquisition/production costs	Additions	Subtractions	Transfers	Rate changes	Write-ups	Depreciations 2005	Depreciations cumulated	Book value 31 Dec. 2005	Book value 31 Dec. 2004
€ millions										
Bank										
Bonds and other fixed-rate securities	7,671.9	2,189.6	1,831.5	0.0	- 10.8	0.0	1.1	25.2	**7,994.0**	7,638.1
Shares and other non-fixed-rate securities	646.5	901.1	336.1	0.0	0.0	13.8	0.0	78.0	**1,147.3**	568.6
Equity investments in non-affiliated companies	401.1	0.6	19.9	0.0	0.0	0.0	4.2	16.6	**365.2**	388.6
Equity investments in affiliated companies	348.0	1,500.2	0.1	0.0	0.0	0.0	0.0	0.0	**1,848.1**	348.0
Intangible assets	30.3	7.2	15.0	0.0	0.0	0.0	2.1	14.6	**7.9**	13.6
Fixed assets	234.8	4.2	52.1	- 2.0	0.0	0.0	17.3	93.6	**91.3**	124.5
Bank total	**9,332.6**	**4,602.9**	**2,254.7**	**- 2.0**	**- 10.8**	**13.8**	**24.7**	**228.0**	**11,453.8**	**9,081.4**
Group										
Bonds and other fixed-rate securities	7,671.9	4,436.3	2,576.5	- 1.7	- 10.8	0.0	1.3	25.4	**9,493.8**	7,638.1
Shares and other non-fixed-rate securities	646.5	901.1	336.1	0.0	0.0	13.8	0.0	78.0	**1,147.3**	568.6
Equity investments in non-affiliated companies	394.7	6.9	13.6	12.9	0.0	0.0	4.2	17.0	**383.9**	381.9
Equity investments in affiliated companies	6.0	0.2	0.1	0.0	0.0	0.0	0.0	0.0	**6.1**	6.0
Intangible assets	36.9	7.2	15.0	0.0	0.0	0.0	5.3	21.2	**7.9**	16.9
Fixed assets	254.0	5.2	52.5	- 2.1	0.0	0.0	18.7	103.2	**101.4**	135.1
Group total	**9,010.0**	**5,356.9**	**2,993.8**	**9.1**	**- 10.8**	**13.8**	**29.5**	**244.8**	**11,140.4**	**8,746.6**

(12) Liabilities to banks	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
- liabilities to related savings banks	**2,790.0**	**2,828.3**	1,807.1	1,813.5
- liabilities to affiliated companies	**1,174.1**	**939.7**	877.4	0.0
- liabilities to non-affiliated companies in which an equity investment is held	**20.7**	**25.9**	178.9	329.4
Sub-item b) with an agreed maturity or period of notice includes residual maturities of:				
- up to three months	**7,283.1**	**10,994.2**	5,752.8	10,919.3
- between three months and one year	**1,130.1**	**1,422.2**	505.8	966.0
- between one and five years	**2,701.9**	**2,701.9**	2,689.6	2,689.6
- more than five years	**3,839.7**	**3,839.7**	3,879.5	3,879.5

(13) Liabilities to customers	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
- liabilities to affiliated companies	**7.9**	**4.0**	540.1	4.5
- liabilities to non-affiliated companies in which an equity investment is held	**4.4**	**4.5**	39.9	39.9
Sub-item ac) with an agreed period of notice of more than three months includes residual maturities of:				
- up to three months	**0.1**	**0.1**	0.2	0.2
- between three months and one year	**0.7**	**0.7**	0.7	0.7
- between one and five years	**0.2**	**0.2**	0.3	0.3
- more than five years	**0.0**	**0.0**	0.0	0.0
Sub-item bb) with an agreed maturity or period of notice includes residual maturities of:				
- up to three months	**2,239.0**	**2,696.8**	1,915.4	2,251.1
- between three months and one year	**329.0**	**359.5**	973.3	499.8
- between one and five years	**1,559.6**	**1,561.1**	1,500.2	1,502.3
- more than five years	**3,644.5**	**3,644.5**	4,101.8	4,102.2

(14) Certificated liabilities	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
- liabilities to affiliated companies	**588.8**	**588.8**	51.5	51.5
- liabilities to non-affiliated companies in which an equity investment is held	**1,124.5**	**1,124.5**	1,434.7	1,434.7
Sub-item a) debt issues due in 2006	**2,443.4**	**2,487.9**	3,712.4	4,302.1
Sub-item b) other certificated liabilities has a residual maturity of up to three months	**2,242.5**	**2,242.5**	2,362.6	2,362.6

(15) Trust liabilities	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
- liabilities to banks	**13.3**	**13.3**	16.8	16.8
- liabilities to customers	**1,084.2**	**1,084.2**	1,273.2	1,273.2
Government housing loans included in this item amount to	**1,083.2**	**1,083.2**	1,271.9	1,271.9

(16) Other liabilities	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item includes:				
- deferred interest rate swaps	**764.8**	**862.3**	765.1	841.5
- derivatives valuation	**34.8**	**34.8**	7.2	7.2
- offsetting items from the valuation of currency transactions	**51.7**	**59.0**	187.4	187.4
- CAP premiums received	**6.0**	**6.0**	8.6	8.6
- option premiums received	**56.6**	**56.9**	30.5	30.8
- interest expenses on profit participation capital	**25.7**	**25.7**	31.4	31.4
- proportionate share of interest owed for subordinated liabilities	**9.1**	**9.1**	8.1	8.1
- interest expenses on silent participations	**44.3**	**44.3**	40.0	40.0

(17) Deferred items	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
Deferred items on the liabilities side include received discounts relating to claims	**22.1**	**23.2**	26.6	28.1

(18) Special item with partial reserve character	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	*2004*	*2004*
The special items shown were based on following laws:				
– § 6 b German Income Tax Act	**10.9**	**–***	11.2	–*

* Adjustment on Group-level due to the abolition of § 308 (3) of the HGB.

(19) Subordinated liabilities	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
Cost incurred in connection with the raising of funds shown in this item	**35.1**	**35.1**	38.3	38.3
Details of subordinated liabilities:				
Description	**currency**	**amount**	**interest rate in %**	**due on**
Schuldscheindarlehen	€	**15.0**	5.420	15.12.2015
Schuldscheindarlehen	€	**5.0**	5.430	01.12.2015
Schuldscheindarlehen	€	**28.0**	5.460	15.12.2015
Schuldscheindarlehen	€	**15.0**	5.310	15.12.2015
Dual currency notes	Yen	**143.8**	5.300	16.10.2015
Notes	Yen	**35.9**	2.200	29.12.2007
Notes	Yen	**35.9**	2.595	16.07.2010
Notes	CHF	**128.6**	3.500	30.10.2015
Notes	€	**10.0**	5.260	18.10.2015
Bond	DM	**25.6**	5.750	17.12.2007
Floating rate notes	€	**40.0**		15.12.2015
Bond	US-$	**253.5**		23.02.2028
Bank total		**736.3**		
Group total		**736.3**		

The terms of subordination of these funds meet the requirements of the German Banking Act. A conversion into equity or another form of debt is not provided for. There is no right of early redemption.

(20) Equity capital	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
This item is composed as follows:				
a) subscribed capital				
aa) nominal capital	**166.2**	**166.2**	166.2	166.2
ab) silent participations	**752.5**	**752.5**	752.5	752.5
b) reserves from retained earnings				
ba) reserves required by the Bank's statutes	**91.5**	**91.5**	106.7	106.7
of which: reserves of LBS Landesbausparkasse	**0.0**	**0.0**	18.3	18.3
bb) other reserves from retained earnings	**168.5**	**387.1**	288.4	498.2
of which: reserves of LBS Landesbausparkasse	**0.0**	**0.0**	158.6	158.6
c) equalizing items for shares of other shareholders	**0.0**	**2.1**	0.0	0.0
d) profit	**28.3**	**84.8**	44.7	54.2
of which: profit of LBS Landesbausparkasse	**0.0**	**0.0**	6.0	6.0

Information relating to several items	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
Liabilities denominated in a foreign currency	**8,984.4**	**11,022.7**	7,598.3	10,108.4

Notes to the Statement of Income

Geographical breakdown:

(21) Interest income	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
- Federal Republic of Germany	**1,449.7**	**1,433.5**	1,587.5	1,540.1
- Europe	**30.6**	**529.6**	15.1	490.5

(22) Current income from shares and other non-fixed-rate securities, equity investments in non-affiliated companies and in affiliated companies	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
- Federal Republic of Germany	**92.2**	**40.5**	120.4	69.0
- Europe	**0.0**	**9.0**	0.0	8.1

(23) Commission income	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
- Federal Republic of Germany	**77.2**	**74.6**	90.6	86.2
- Europe	**0.0**	**25.9**	0.0	21.4

(24) Net income from trading activities	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
- Federal Republic of Germany	**12.7**	**12.1**	14.0	14.0
- Europe	**0.0**	**12.5**	0.0	15.1

(25) Other operating income	Bank	Group	Bank	Group
€ millions	**2005**	**2005**	2004	2004
- Federal Republic of Germany	**19.5**	**38.7**	15.8	15.1
- Europe	**0.0**	**2.4**	0.0	1.1

Further Information

Information on transactions exposed to market risks

On the balance sheet date, unsettled forward transactions comprised:

- forward transactions in foreign currencies (such as forward foreign exchange transactions, currency swaps, interest rate and currency swaps, and currency options),
- interest rate-related forward transactions (such as interest rate futures, interest rate swaps, forward rate agreements, floors and caps and interest rate options),
- forward transactions with other price risks (such as share futures, share options, index futures and index options).

Most of these transactions were entered into by the Bank and by the Group for hedging purposes.

The volume of derivatives transactions at the main companies of the Group is as follows:

Derivatives transactions – presentation of trading transactions –	Nominal values	Nominal values	Positive market values	Negative market values
€ millions	**31 Dec. 2005**	31 Dec. 2004	**31 Dec. 2005**	31 Dec. 2005
Interest rate risks				
Interest rate swaps	**127,047**	106,773	**1,963**	**1,863**
Forward rate agreements	**0**	0	**0**	**0**
Interest rate options				
- purchases	**305**	242	**2**	**0**
- sales	**710**	1,682	**0**	**3**
Caps, floors	**2,624**	2,488	**8**	**5**
Exchange traded contracts	**3,368**	4,796	**1**	**1**
Other interest rate forward transactions	**0**	0	**0**	**0**
Total	**134,054**	115,981	**1,974**	**1,872**
Currency risks				
Forward foreign exchange transactions	**4,511**	3,463	**58**	**109**
Currency swaps/interest rate and currency swaps	**24**	10	**0**	**0**
Currency options				
- purchases	**2,830**	1,515	**55**	**0**
- sales	**4,565**	1,841	**0**	**47**
Exchange traded contracts	**0**	0	**0**	**0**
Other currency forward transactions	**0**	0	**0**	**0**
Total	**11,930**	6,829	**113**	**156**
Share and other price risks				
Exchange traded contracts	**0**	0	**0**	**0**
Share options				
- purchases	**16**	11	**0**	**0**
- sales	**29**	0	**0**	**0**
Other forward transactions	**5**	46	**0**	**0**
Total	**50**	57	**0**	**0**
Credit derivatives				
- purchases	**15**	0	**0**	**0**
- sales	**1,271**	0	**4**	**2**
Total	**1,286**	0	**4**	**2**

Derivatives transactions – presentation of non-trading transactions –	Nominal values	Nominal values	Positive market values	Negative market values
€ millions	**31 Dec. 2005**	31 Dec. 2004	**31 Dec. 2005**	**31 Dec. 2005**
Interest rate risks				
Interest rate swaps	**21,876**	23,566	**872**	**916**
Forward rate agreements	**0**	1,000	**0**	**0**
Interest rate options				
- purchases	**0**	0	**0**	**0**
- sales	**186**	103	**0**	**3**
Caps, floors	**406**	452	**5**	**0**
Exchange traded contracts	**739**	493	**2**	**2**
Other interest rate forward transactions	**0**	0	**0**	**0**
Total	**23,207**	25,614	**879**	**921**
Currency risks				
Forward foreign exchange transactions	**105**	12	**0**	**0**
Currency swaps/interest rate and currency swaps	**8,316**	11,117	**208**	**168**
Currency options				
- purchases	**0**	0	**0**	**0**
- sales	**0**	0	**0**	**0**
Exchange traded contracts	**0**	0	**0**	**0**
Other currency forward transactions	**0**	0	**0**	**0**
Total	**8,421**	11,129	**208**	**168**
Share and other price risks				
Exchange traded contracts	**0**	0	**0**	**0**
Share options				
- purchases	**21**	8	**2**	**0**
- sales	**6**	9	**0**	**2**
Other forward transactions	**203**	155	**3**	**3**
Total	**230**	172	**5**	**5**
Credit derivatives				
- purchases	**0**	15	**0**	**0**
- sales	**4,398**	3,594	**18**	**0**
Total	**4,398**	3,609	**18**	**0**

Derivatives transactions – maturity breakdown – nominal values	Interest rate risks	Interest rate risks	Currency risks	Currency risks	Share and other price risks	Share and other price risks	Credit derivatives	Credit derivatives
€ millions	**31 Dec. 2005**	31 Dec. 2004	**31 Dec. 2005**	31 Dec. 2004	**31 Dec. 2005**	31 Dec. 2004	**31 Dec. 2005**	31 Dec. 2004
Residual maturities								
– up to three months	**22,481**	19,925	**6,856**	4,765	**204**	143	**145**	0
– between three months and one year	**43,637**	31,229	**6,227**	5,283	**64**	85	**288**	98
– between one and five years	**62,148**	54,649	**5,312**	5,768	**0**	1	**3,004**	2,012
– more than five years	**28,995**	35,792	**1,956**	2,141	**12**	0	**2,247**	1,499
Total	**157,261**	141,595	**20,351**	17,957	**280**	229	**5,684**	3,609

Derivatives transactions – counterparty breakdown –	Nominal values	Nominal values	Positive market values	Negative market values
€ millions	**31 Dec. 2005**	31 Dec. 2004	**31 Dec. 2005**	**31 Dec. 2005**
OECD banks	**162,872**	141,156	**2,796**	**2,808**
Non-OECD banks	**11**	10	**0**	**2**
OECD public-sector entities	**3,136**	2,658	**51**	**107**
Other counterparties*	**17,557**	19,566	**354**	**207**
Total	**183,576**	163,390	**3,201**	**3,124**

* including exchange traded contracts

The positive and negative market values are calculated pursuant to Principle I according to the market valuation method before counterparty weighting. The positive market values only refer to contracts, the covering of which would lead to additional costs. This would be necessary after an assumed failure of the counterparty in order to achieve the same position as existed prior to such failure.

Auditors' Fees

The auditors' fees recognized as expenses in fiscal 2005 solely comprise the services provided by PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft.

Auditors' fees	
€ millions	31 Dec. 2005
Audit of the annual accounts	1.0
Other certification and valuation services	0.1
Tax consultancy services	–
Other services	–
Total	**1.1**

Cover fund

Cover fund	Bank	Group
€ millions	2005	2005
Mortgage Pfandbriefe according to the ÖPG (German Public Mortgage Bond Act/Öffentliches Pfandbriefgesetz)		
– Pfandbriefe outstanding	1,506.4	1,506.4
– assets serving as cover	1,779.8	1,779.8
– cover surplus	273.4	273.4

Pfandbrief Business of LRP in Figures as of 31 December 2005

Total overview according to § 28 (1), No. 1 of the German Mortgage Bond Act (Pfandbriefgesetz)

Total overview: Pfandbriefe outstanding and collateral	Mortgage Pfandbriefe		Public Pfandbriefe	
€ millions	Nominal values	Present values	Nominal values	Present values
Total Pfandbriefe outstanding	0.0	0.0	10,970.1	11,771.9
Total collateral	487.5	521.7	13,076.5	14,092.7
Risk-adjusted present value (present value of balance after stress testing)	-	477.6	-	1,971.5

The option of providing cover by way of derivatives according to § 19 (1) Sentence 4 of the German Mortgage Bond Act (Pfandbriefgesetz) was waived.

Organization of collateral by lock-in periods and Pfandbriefe by time to maturity according to § 28 (1), No. 2 of the German Mortgage Bond Act (Pfandbriefgesetz)

Lock-in periods	Collateral	Pfandbriefe
€ millions		
Public-Sector Pfandbriefe		
- up to one year	2,671.5	753.7
- between one and five years	5,021.4	7,562.0
- between five and ten years	4,848.8	2,573.9
- more than ten years	534.8	80.5
Mortgage Pfandbriefe		
- up to one year	61.0	0.0
- between one and five years	227.3	0.0
- between five and ten years	190.1	0.0
- more than ten years	9.1	0.0

Organization of mortgage collateral by size according to § 28 (2), No. 1 a of the German Mortgage Bond Act (Pfandbriefgesetz)

Size	Nominal values
€ millions	
€ 0 to € 300,000	0.8
more than € 300,000 to € 5 million	133.9
more than € 5 million	352.8

Organization of mortgage collateral by origin and type of use according to § 28 (2), Nos. 1 b and 1 c of the German Mortgage Bond Act (Pfandbriefgesetz)

Origin of property (state)/breakdown by type of use	Nominal values
€ millions	
Federal Republic of Germany	**472.3**
of which:	
commercially used properties	
- office buildings	78.5
- retail properties	166.5
- industrial properties	44.9
- other commercially used buildings	179.2
residential properties	
- flats/apartments	0.4
- detached houses	0.5
- multi-occupant dwellings	1.1
unfinished and new dwellings not yet producing income	1.3
building sites	0.0
Netherlands	**9.4**
of which:	
commercially used properties	
- office buildings	9.4
Switzerland	**5.8**
of which:	
commercially used properties	
- other commercially used buildings	5.8

Organization of the collateral pool for Public-Sector Pfandbriefe by debtor according to § 28 (3), No. 1 of the German Mortgage Bond Act (Pfandbriefgesetz)

Region	Domicile of the debtor or guarantor	Claims against ... or fully guaranteed by ...	Nominal values
€ millions			
Federal Republic of Germany	Federal Republic of Germany	State	2,862.2
		Regional Government	5,041.6
		Local Government	4,234.0
Europe	Denmark	State	5.1
	Greece	State	135.5
	Ireland	State	250.0
	Italy	State	445.0
	Slovenia	State	14.4
	Hungary	State	88.3
	ECSC*	EU	0.4

* European Coal and Steel Community

Total amount of non-performing loans (min. 90 days overdue) according to § 28 (2), No. 2 and (3), No. 2 of the German Mortgage Bond Act (Pfandbriefgesetz)

Pfandbrief class	Total amount of payments in arrears
€ millions	
Mortgage Pfandbriefe	**0.1**
of which: breakdown by origin of property (state) - Federal Republic of Germany	0.1
Public-Sector Pfandbriefe	**0.3**
of which: breakdown by region, in which the debtor/guarantor is domiciled - Federal Republic of Germany	0.3

Total amount of interest payments in arrears payable on mortgages (collateral register) according to § 28 (2), No. 3 c of the German Mortgage Bond Act (Pfandbriefgesetz)

Interest payments in arrears payable on mortgages (collateral register)		
€ millions		
Total		**0.0**
of which:		
	– commercially used properties	0.0
	– residential properties	0.0
	– building sites	0.0

Total amount of redemption payments on mortgages (collateral register) in the year under review, shown separately in order to reflect whether they were repaid by amortization or in some other manner

Mortgage redemptions		By amortization	In some other manner
€ millions			
Total		**5.5**	**0.0**
of which:			
	– commercially used properties	5.5	0.0
	– residential properties	0.0	0.0
	– building sites	0.0	0.0

Breakdown of the enforcement measures with regard to mortgages (collateral register)

As of the balance sheet date, there were no compulsory auctions, compulsory administrations or any other foreclosure proceedings to be reported according to § 28 (2), No. 3 a of the German Mortgage Bond Act (Pfandbriefgesetz) and no compulsory auctions were executed in fiscal 2005.

Furthermore, for the purpose of avoiding losses in respect of mortgages, no commercial properties were acquired according to § 28 (2), No. 3 b of the German Mortgage Bond Act (Pfandbriefgesetz).

Other financial commitments not included in the balance sheet

On the balance sheet date the Bank and the Group had deposited bonds with a principal amount of € 4,259.1 million with Deutsche Bundesbank, Hauptverwaltung Mainz, as collateral for advances against securities (Lombard loans), of which € 2,346.3 million were utilized. Furthermore, the Bank had pledged securities in the principal amount of € 1,062.1 million to other banks under repurchase agreements.

On the balance sheet date the Bank's contingent liability arising from its participation in the Reserve Fund of Landesbanken/Girozentralen (Sicherungsreserve) for the protection of depositors of the public-sector banks, which may amount to up to 1.5 ‰ of the claims on customers, amounted to € 0 million for the Bank and the Group. There are no payment obligations to the fund for the time being.

In accordance with the statutes of the Deposit Insurance Fund, we are additionally obliged to indemnify the German Savings Banks and Giro Association e.V. Berlin as the guardian of the Reserve Fund of the Landesbanken/Girozentralen, for any losses that they may incur arising from measures in support of a credit institution in which we hold an equity investment.

Financial obligations of about € 2.2 million for the Bank and about € 3.6 million for the Group will be incurred, respectively, as a result of initiated capital expenditures and continuous obligations.

Liabilities from not fully paid-in capital subscriptions relating to equity investments in non-affiliated companies amounted to € 7.7 million for the Bank and to € 38.0 million for the Group. Contingent liabilities in accordance with § 24 of the Act relating to Limited Companies (GmbH-Gesetz) in connection with calls for payment of capital contributions existed in the case of one company.

The Bank's equity capital in Liquiditäts-Konsortialbank GmbH, Frankfurt (Main), has been fully paid up. Under the obligation of each shareholder to make additional contributions in the amount of up to five times its equity capital in said bank, LRP is liable for an amount of € 13.8 million, commensurate with its percentage of shares held. The Bank is obliged to make further contributions, should other shareholders in said bank who are members of the German Savings Banks and Giro Association fail to meet their obligations to make additional contributions.

The Bank is an owner of DekaBank Deutsche Girozentrale, Berlin and Frankfurt (Main).

The Bank will, except in the case of political risk, ensure that LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg, will be in a position to meet its obligations.

Owners' Meeting

Chairman

HEINRICH HAASIS

President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

DR. SIEGFRIED JASCHINSKI

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

MICHAEL HORN

Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

RAINER BRÜDERLE

Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

HANS JÖRG DUPPRÉ

District Administrator
Pirmasens

GERNOT MITTLER

Minister of Finance
of the State of Rheinland-Pfalz
Mainz

HANS OTTO STREUBER

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

SUPERVISORY BOARD

Chairman

DR. SIEGFRIED JASCHINSKI
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

HEINRICH HAASIS
President
Savings Banks Association
Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Members

JENS BEUTEL
Lord Mayor
Mainz

KARL-HEINZ DIELMANN
Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

HANS JÖRG DUPPRÉ
District Administrator
Pirmasens

DR. WINFRIED HIRSCHBERGER
District Administrator
Kusel

MICHAEL HORN
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

GERNOT MITTLER
Minister of Finance
of the State of Rheinland-Pfalz
Mainz

RICHARD PATZKE
General Manager
Chamber of Industry and Commerce for
Rheinhessen
Mainz

KLAUS PINKEMEYER
Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

HANS OTTO STREUBER
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. CHRISTOF WOLFF
Lord Mayor
Landau

Bank employees in advisory capacity

(until 16 March 2005)

EWALD BRAUN
Assistant Vice President

THORSTEN GERHARD
Bank Clerk

CLÄRE HOLZKÄMPER
Bank Clerk

ALEXANDRA MOSTERT
Assistant Vice President

IRMGARD SCHMITZ
Vice President

(as of 17 March 2005)

THORSTEN GERHARD
Bank Clerk

MARKUS SCHMIDT
Assistant Vice President

IRMGARD SCHMITZ
Vice President

SASCHA SIEBENHAAR
Bank Clerk

MELANIE VENTER
Bank Clerk

MICHAEL WARFOLOMEOW
Bank Clerk

Deputies

KARL PETER BRUCH
Minister of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz

PROF. DR. INGOLF DEUBEL
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

DR. KARL HEIDENREICH
Member of the Managing Board
Landesbank Baden-Württemberg
Mannheim
until 30 April 2005

FRANZ LINK
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

JOACHIM E. SCHIELKE
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

WERNER SCHINELLER
Lord Mayor
Speyer

DR. EBERHARD SCHULTE-WISSERMANN
Lord Mayor
Koblenz

KARL-OTTO VELTEN
District Administrator
Bad Kreuznach

NORBERT WAHL
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. BERNHARD WALTER
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart
as of 1 May 2005

PETER PAUL WEINERT
District Administrator
Montabaur

KLAUS DIETER WENDE
Chairman of the Managing Board
Kreissparkasse Rhein-Hunsrück
Simmern

RUDOLF ZIPF
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

MANAGING BOARD OF LRP LANDESBANK RHEINLAND-PFALZ

DR. FRIEDHELM PLOGMANN
Chairman

WERNER FUCHS

PAUL K. SCHMINKE

HUBERT SÜHR
as of 1 June 2005

The total remuneration of the Managing Board amounted to € 1.902 million (previous year € 2.090 million) for the Bank and to € 1.963 million (previous year € 2.150 million) for the Group, of the Supervisory Board (Bank and Group) € 0.141 million (previous year € 0.246 million).

Current payments for former members of the Managing Board (Bank and Group) and their surviving dependents (Bank and Group) amounted to € 1.814 million (previous year € 1.689 million). Provisions for pension liabilities for this group (Bank and Group) amount to € 17.890 million (previous year € 18.929 million).

Loans and advances granted to members of the Managing Board amounted to € 0 (previous year € 0); to members of the Supervisory Board € 0.524 million (previous year € 0.321 million).

Number of employees (annual average)

	male	female	total
Landesbank			
full time	667	401	1,068
part time	12	213	225
	679	614	1,293
trainees	8	10	18
Bank total	**687**	**624**	**1,311**
Group companies			
full time	102	54	156
part time	2	9	11
trainees	3	1	4
	107	**64**	**171**
Group total	**794**	**688**	**1,482**

Shareholdings

The following list includes the shareholdings of LRP Landesbank Rheinland-Pfalz pursuant to § 285 Item 11 HGB. The numbers are based on the most recent audited financial statements. Information relating to large corporations pursuant to § 340 a (4) No. 2 HGB has been added to the list.

No.	Name/Head office	Shareholding	Equity capital[1]	Profit or loss
		%	€ thousands	€ thousands
1.	Aaron Grundstücksverwaltungsgesellschaft mbH, Oberursel [2), 6)]	50.00	- 420	- 177
2.	A. S. Grundstücksverwaltungs-GmbH, Ingelheim [2)]	100.00	40	- 7
3.	Deutsche Mittelstandsinformatik GmbH, Mainz [2), 7)]	100.00		
4.	equinet AG, Frankfurt (Main)	49.90	16,127	654
5.	GLB GmbH & Co oHG, Frankfurt (Main) [8)]	12.62	2,234,016	33,612
6.	Kommunalbau Rheinland-Pfalz GmbH, Mainz [2)]	68.18	1,698	- 276
7.	Lasssarus Handels GmbH, Wien	80.00	1,521,182	21,063
8.	LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg [5)]	100.00	560,186	77,000
9.	LGZ-Anlagen-Gesellschaft mbH, Mainz [2)]	100.00	110	- [3)]
10.	LRI Invest S.A., Munsbach [2)]	99.60	2,477	938
11.	LRI Support Personenvereinigung, Luxembourg [6), 7)]	33.30		
12.	LRP Capital GmbH, Mainz	100.00	14,000	- [3)]
13.	LRP Facility Management GmbH, Mainz [2), 7)]	100.00		- [3)]
14.	Mainzer Aufbau-Gesellschaft mbH, Mainz [5)]	23.13	7,805	- 1,478
15.	MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	21.74	4,159	333
16.	Meridian Vermögensverwaltungsgesellschaft mbH, Mainz [2)]	100.00	100	- [3)]
17.	MIG Immobiliengesellschaft mbH, Mainz [6)]	36.36	- 1,971	- 3,012
18.	Mogon Vermögensverwaltungs GmbH, Mainz	100.00	25	- [3)]
19.	S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH, Budenheim	20.00	6,092	- 806
20.	Unterstützungskasse der Landesbank Rheinland-Pfalz - Girozentrale - GmbH, Mainz [2)]	100.00	30	0

[1)] Equity capital pursuant to §§ 266 and 272 HGB.

[2)] Pursuant to § 296 (2) HGB this affiliated company has not been included in the consolidated financial statements.

[3)] There is a profit and loss transfer agreement between the Bank and this company.

[4)] Pursuant to § 311 (2) HGB the equity valuation of this associated company has not been included in the consolidated financial statements.

[5)] Share of voting rights of more than 5 %.

[6)] Joint undertaking pursuant to § 310 HGB.

[7)] Startup, no annual financial statements have been prepared so far.

[8)] LRP is the general partner (§ 285 No. 11 a HGB).

The shareholdings held by LRP Capital GmbH will be registered separately at the register of companies of the Amtsgericht Mainz (HRB 0615) pursuant to § 325 HGB in conjunction with § 287 HGB.

Mandates of legal representatives and other employees of the Bank holding a seat on the supervisory board of large corporations to be established by operation of law pursuant to § 340 a (4) sentence 1 HGB

Name of corporation	Mandataries
Deka Immobilien Investment GmbH, Frankfurt (Main)	Fuchs
Deka Investment GmbH, Frankfurt (Main)	Klimm
DekaBank Deutsche Girozentrale, Berlin/Frankfurt (Main)	Dr. Plogmann
LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg	Dr. Plogmann, Fuchs, Schminke
Provinzial Rheinland-Holding AdöR, Düsseldorf	Fuchs, Schminke (as deputy)
WestInvest Gesellschaft für Immobilienfonds mbH, Düsseldorf	Albertmelcher

Mainz, 28 February 2006

LRP Landesbank Rheinland-Pfalz
The Managing Board

Dr. Plogmann Fuchs Schminke Sühr

Auditors' Report

"We have audited the annual financial statements of LRP Landesbank Rheinland-Pfalz, Mainz, – which comprise the balance sheet, the statement of income and the notes – together with the bookkeeping system and the consolidated financial statements – which comprise the balance sheet, the statement of income, the notes, the cash flow statement, the statement of shareholders' equity and the segment reporting – and the combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group for the business year from 1 January to 31 December 2005. The maintenance of the records and the preparation of the annual financial statements and the statement of financial condition in accordance with German Commercial Law (HGB) and supplementary provisions in the statutes are the responsibility of the Bank's Managing Board. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the consolidated financial statements as well as the combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group based on our audit.

We conducted our audit of the annual financial statements and the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) in Germany. Those standards require that we plan and perform the audit in such a way that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements and the consolidated financial statement in accordance with German principles of proper accounting and in the combined statements of financial conditions are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of LRP Landesbank Rheinland-Pfalz and the Group, and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements, the consolidated financial statements and the combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used, and assessing significant estimates made by the Managing Board of LRP Landesbank Rheinland-Pfalz as well as evaluating the overall presentation of the annual financial statements and the consolidated financial statements and the combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

Based on our assessment of the results of the audit, the financial statements and the consolidated financial statements comply with legal requirements and with the supplementary provisions of the statutes and give a true and fair view of the net assets, financial position and results of operations of LRP Landesbank Rheinland-Pfalz and the Group in accordance with German principles of proper accounting. The combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group is in accordance with the financial statements and the consolidated financial statements, provides a suitable understanding of the position of LRP Landesbank Rheinland-Pfalz and the Group and suitably presents the opportunities and the risks of future development."

Frankfurt (Main), 1 March 2006

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Struwe German Public Accountant	ppa. Hauke German Public Accountant

"We Believe in the Value of Solid Ties."



Owners' Meeting

Chairman

HEINRICH HAASIS
President
Savings Banks Association
of Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

DR. SIEGFRIED JASCHINSKI
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

MICHAEL HORN
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

RAINER BRÜDERLE
Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

HANS JÖRG DUPPRÉ
District Administrator
Pirmasens

GERNOT MITTLER
Minister of Finance
of the State of Rheinland-Pfalz
Mainz

HANS OTTO STREUBER
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Supervisory Board

Chairman

DR. SIEGFRIED JASCHINSKI
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

HEINRICH HAASIS
President
Savings Banks Association
Baden-Württemberg
Stuttgart

Chairman of the Supervisory Board
Landesbank Baden-Württemberg
Stuttgart

Members

JENS BEUTEL
Lord Mayor
Mainz

KARL-HEINZ DIELMANN
Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

HANS JÖRG DUPPRÉ
District Administrator
Pirmasens

DR. WINFRIED HIRSCHBERGER
District Administrator
Kusel

MICHAEL HORN
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

GERNOT MITTLER
Minister of Finance
of the State of Rheinland-Pfalz
Mainz

RICHARD PATZKE
General Manager
Chamber of Industry and Commerce for
Rheinhessen
Mainz

KLAUS PINKEMEYER
Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

HANS OTTO STREUBER
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. CHRISTOF WOLFF
Lord Mayor
Landau

Bank employees in advisory capacity

(until 16 March 2005)

EWALD BRAUN
Assistant Vice President

THORSTEN GERHARD
Bank Clerk

CLÄRE HOLZKÄMPER
Bank Clerk

ALEXANDRA MOSTERT
Assistant Vice President

IRMGARD SCHMITZ
Vice President

Bank employees in advisory capacity

(as of 17 March 2005)

Thorsten Gerhard
Bank Clerk

Markus Schmidt
Assistant Vice President

Irmgard Schmitz
Vice President

Sascha Siebenhaar
Bank Clerk

Melanie Venter
Bank Clerk

Michael Warfolomeow
Bank Clerk

Deputies

Karl Peter Bruch
Minister of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz

Prof. Dr. Ingolf Deubel
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz

Dr. Karl Heidenreich
Member of the Managing Board
Landesbank Baden-Württemberg
Mannheim
until 30 April 2005

Franz Link
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

Joachim E. Schielke
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Werner Schineller
Lord Mayor
Speyer

Dr. Eberhard Schulte-Wissermann
Lord Mayor
Koblenz

Karl-Otto Velten
District Administrator
Bad Kreuznach

Norbert Wahl
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Dr. Bernhard Walter
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart
as of 1 May 2005

Peter Paul Weinert
District Administrator
Montabaur

Klaus Dieter Wende
Chairman of the Managing Board
Kreissparkasse Rhein-Hunsrück
Simmern

Rudolf Zipf
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Managing Board

Dr. Friedhelm Plogmann
Chairman

Werner Fuchs

Paul K. Schminke

Hubert Sühr
(as of 1 June 2005)

Division Executives

LRP

Erich Albertmelcher
Real Estate Customers National

Margit Altmann
Personnel, Administration

Alain Baustert
Manager of Luxembourg Branch

Klaus Funcke
Savings Banks, Municipal Authority Customers, Banking Services

Hans-Jürgen Haas
Credit Department Corporates, Structured Finance, Administration

Benedikt Hau
Credit Department Financial Institutions, Sovereigns, Trade Finance

Norbert Havenith
Internal Auditing

Klaus Jaeger
Organization and Information Technology

Daniel Juncker
Senior Executive Vice President
Corporates, Financial Institutions, Sovereigns, Trade Finance

Gerhard Klimm
Senior Executive Vice President
Investment Banking

Wolfgang Kronewitter
Medium-sized Corporate Customers

Heiko Laib
Senior Executive Vice President
Treasury
Manager of Luxembourg Branch

Dr. Jörg Lauer
Senior Executive Vice President
Real Estate Customers International

Dr. Wolfram Pika
Legal, Taxes, Participations

Irene Pitsch
Real Estate Credits

Gundolf Reitmaier
Central Departments Staff

Rainer Richarts
State Trust Agency

Helmut Schmitt
Group Steering and Control

Günter Taut
Structured Finance

LRI

Alain Baustert
Spokesman of the Management

Roby Haas
Member of the Management

"VARIETY IS INSTRUMENTAL IN OUR CORPORATE CULTURE."



LRP's Commitment to Corporate Citizenship

2005 highlights

Theatre and music

EuropaChorAkademie and Collegium Musicum
of Mainz University.

Carnival in Mainz
Sponsoring of traditional carnival clubs in Mainz.

Kultursommer Rheinland-Pfalz
"Musik in Burgen und Schlössern" concert series, initiated by the state foundation "Villa Musica".

Art and exhibitions

Historical Buildings in Rheinland-Pfalz
Preservation and restoration of Speyer Cathedral, Speyer Memorial Church, Mainz and Worms Cathedrals, Maria Laach Abbey and the Paulus Church in Bad Kreuznach.

Förderverein Arp Museum e.V.
Support of the Arp Museum Bahnhof Rolandseck in Remagen.



Loans
of LRP's art collection to important art exhibitions.

Award
for visual artists of Johannes Gutenberg University Mainz.

Publication Series "Lebendiges Rheinland-Pfalz"
LRP *magazine for important* socio-political topics in our federal state such as culture, science and economy.

Science

Johannes Gutenberg University Mainz

Academy of Sciences and Literature



Technical University Kaiserslautern

Support of long-term fundamental research, sponsoring of awards for outstanding scientific work and research projects.

Sports

6th Gutenberg Marathon Mainz
Numerous LRP employees compete in this running event.



1.FSV Mainz 05
Apart from our hospitality box in Bruchweg Soccer Stadium, our sponsorship comprises various advertising measures.

LRP Landesbank Rheinland-Pfalz is committed to corporate citizenship

Corporate citizenship remains integral to LRP's mission. The Bank continues to considerably promote the arts and sciences and to support humanitarian endeavors both directly and through a dedicated foundation established more than two decades ago. Beyond its entrepreneurial assignment, LRP's social commitment is geared to strengthen the social fabric in Rheinland-Pfalz and to contribute to the supraregional reputation of this location. The Bank supports and promotes manifold initiatives recognizing that art and science, local traditions and forward-looking research, conservation and entrepreneurial creativity are all essential elements of a rich cultural life, for it is the culture of a country, which reflects the knowledge of its society. Preserving and increasing this knowledge is an integral part of our corporate culture.

In addition, the LRP art collection comprises far more than [illegible],000 works of art focusing on Rheinland-Pfalz artists, in particular paintings, graphic arts, photographs and sculptures. We use our internet presence to present selected works of art to a broader public (visit www.lrp.de/webgalerie).

LRP Landesbank Rheinland-Pfalz

Member of the LBBW Group

LRP Landesbank Rheinland-Pfalz
Grosse Bleiche 54-56
55098 Mainz
Germany
Tel (+49 61 31) 13-01
Fax (+49 61 31) 13-27 24
E-mail LRP@LRP.de
www.lrp.de

Imprint

Published by

LRP Landesbank Rheinland-Pfalz
Mainz

Design

Hilger & Boie GmbH
Büro für Gestaltung
Wiesbaden

Composition · Printing

Universitätsdruckerei H. Schmidt
GmbH & Co. KG
Mainz

1-114/06 2,000



Die Mainzer Hofsänger
Tribute concerts for the preservation of historical churches and buildings.

Antiken-Festspiele Trier
Shows in the Amphitheatre and Imperial Baths.

Nibelungen Festspiele Worms

Nibelungen-Festspiele Worms
Theatre production in front of Worms Cathedral.

Musik Debüt in Landau
Competition of highly talented young musicians.



400 Jahre Zeitung 1605-2005

"Schwarz auf Weiss. – 400 Jahre Zeitung – Ein Medium macht Geschichte."
400-year-anniversary exhibition of the newspaper at Gutenberg Museum in Mainz.

"Vestiges" – Photo Exhibition
Pictures taken by Martin Blume and Douglas I. Busch of castles in the Palatinate and Alsace as well as Indian forts in North America.



wegweisend...
...auf Geschichte bauen
Dialog Baukultur Rheinland-Pfalz

"Dialog Baukultur"
Exhibition of the federal state documenting architectural ideas for the contemporary development of historical buildings in Rheinland-Pfalz.



Science Market organized by Johannes Gutenberg University Mainz
Hands-on presentations and activities.

Stifterverband
für die Deutsche Wissenschaft

Stifterverband für die Deutsche Wissenschaft
Corporate sponsoring of large science organizations in our federal state.

"Zukunft Solar-Architektur"
Information and training event of the Rheinland-Pfalz Chamber of Architects in Mainz.



International Hachenburg Horse Riding Festival
Support of this international event in cooperation with the local savings bank.

Chess Classic Mainz
At this tournament, amateurs compete with the world's best chess players.

Fritz Walter Foundation
Sponsoring of outstanding initiatives in the field of youth sports and social youth work.

Auf nach Berlin! WM KULT TOUR

"Auf nach Berlin – WM-KultTour"
Support of the sports/culture trip through five cities in Rheinland-Pfalz in the run-up to the 2006 FIFA World Cup in cooperation with the region's savings banks.

LRP Landesbank Rheinland-Pfalz

Member of the LBBW Group

